Exhibit 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
CHARLES RIVER LABORATORIES INTERNATIONAL, INC.,
PRETZEL ACQUISITION CORPORATION
WRH, INC.
and
AMERICAN CAPITAL EQUITY III, LP,

solely in its capacity as the Stockholders’ Representative
Dated as of January 6, 2016

This document is not intended to create nor shall it be deemed to create a legally binding or enforceable offer or agreement of any type or nature, unless and until agreed to and duly executed and delivered by the Parties.

TABLE OF CONTENTS
Page
ARTICLE I THE MERGER
Section 1.1The Merger    2
Section 1.2Effective Time    2
Section 1.3Effects of the Merger    2
Section 1.4Certificate of Incorporation; Bylaws    2
Section 1.5Directors and Officers    2

ARTICLE II MERGER CONSIDERATION; CONVERSION OF SECURITIES
Section 2.1Closing Date Statements    3
Section 2.2Calculation and Payment of the Merger Consideration    4
Section 2.3Payment of Other Amounts at Closing    6
Section 2.4Conversion of Securities    6
Section 2.5Termination of Options and SAR Units    7
Section 2.6Surrender of Certificates    7
Section 2.7Dissenting Shares    8
Section 2.8Adjustment to the Merger Consideration    9

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Section 3.1 Organization    13
Section 3.2 Authorization    13
Section 3.3 Capitalization    13
Section 3.4 Company Subsidiaries    14
Section 3.5 Consents and Approvals; No Violations    15
Section 3.6 Financial Statements    15
Section 3.7 No Undisclosed Liabilities; Indebtedness    16
Section 3.8 Absence of Certain Changes    16
Section 3.9 Properties        17
Section 3.10 Intellectual Property    18
Section 3.11 Litigation    20
Section 3.12 Company Material Contracts    20
Section 3.13 Taxes; Tax Returns.    23
Section 3.14 Environmental Matters    25
Section 3.15 Licenses and Permits    25
Section 3.16 Compliance with Laws    26
Section 3.17 Company Benefit Plans    26
Section 3.18 Labor Relationships    29
Section 3.19 Certain Fees    30
Section 3.20 Insurance Policies    30
Section 3.21 Affiliate Transactions    31
Section 3.22 Clients and Vendors.    31
Section 3.23 Accounts Payable; Accounts Receivable    32
Section 3.24 Complete Copies of Materials    32
Section 3.25 Bank Accounts    32
Section 3.26 Certain Business Practices    33
Section 3.27 Product and Professional Liability    33
Section 3.28 No Other Representations or Warranties; Schedules    33

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB
Section 4.1Organization    34
Section 4.2Authorization    34
Section 4.3Consents and Approvals; No Violations    34
Section 4.4Litigation        34

Section 4.5Financial Capability    35
Section 4.6Organization of Merger Sub    35
Section 4.7Solvency        35
Section 4.8Certain Fees    35
Section 4.9Condition of the Business    35

ARTICLE V COVENANTS
Section 5.1Conduct of the Business    36
Section 5.2Commercially Reasonable Efforts; Consents    39
Section 5.3Public Announcements    40
Section 5.4Tax Matters.    41
Section 5.5Directors’ and Officers’ Indemnification    44
Section 5.6Termination of Agreements; Repayment of Indebtedness    45
Section 5.7Stockholder Approval    45
Section 5.8Elections and Other Matters    46
Section 5.9 Approval of 280G Payments    46

Financing Matters	46
Section 5.11 Resignations    48
Section 5.12 Products Liability    48
Section 5.13 Monthly Financial Statements    48
Section 5.14 Other Matters    48

ARTICLE VI CONDITIONS TO OBLIGATIONS OF THE PARTIES
Section 6.1Conditions to Each Party’s Obligations    49
Section 6.2Conditions to Obligations of the Company    49
Section 6.3Conditions to Obligations of Buyer and Merger Sub    49
Section 6.4Frustration of Closing Conditions    50

ARTICLE VII CLOSING
Section 7.1Closing        51
Section 7.2Deliveries by the Company    51
Section 7.3Deliveries by Buyer    51
Section 7.4Deferred Closing    52

ARTICLE VIII TERMINATION
Section 8.1Termination    52
Section 8.2Procedure and Effect of Termination    53
Section 8.3Termination Fee    54

ARTICLE IX INDEMNIFICATION
Section 9.1Indemnification Obligations of Equity Holders    55
Section 9.2Indemnification Obligations of Buyer    55
Section 9.3Indemnification Procedure    56
Section 9.4Claims Period    57
Section 9.5Liability Limits    57
Section 9.6Exclusive Remedies    60
Section 9.7Payment of Indemnity Escrow Amount    60

ARTICLE X MISCELLANEOUS

Fees and Expenses	62
Section 10.2 Notices        62

Severability	63
Section 10.4 Binding Effect; Assignment    64
Section 10.5 No Third Party Beneficiaries    64

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Section 10.6 Section Headings    64
Section 10.7 Consent to Jurisdiction, Etc.    64

Entire Agreement	65
Section 10.9 Governing Law    65

Specific Performance	65

Counterparts	66

Amendment; Modification	66

Time of Essence	66

Administrative Expense Account	66

Stockholders’ Representative	67

Schedules	67

Conflict Waiver	68

No Recourse	68

Construction	69

LIST OF EXHIBITS

Exhibit A        Definitions
Exhibit B         Form of Support Agreement
Exhibit C        Form of Escrow Agreement
Exhibit D        Working Capital Guidelines

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AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated January 6, 2016 (this “Agreement”), is made and entered into by and among Charles River Laboratories International, Inc. a Delaware corporation (“Buyer”), Pretzel Acquisition Corporation, a Delaware corporation and a wholly-owned Subsidiary of Buyer (“Merger Sub”), WRH, Inc., a Delaware corporation (the “Company”), and, solely in its capacity as the Stockholders’ Representative pursuant to Section 10.15 hereof, American Capital Equity III, LP, a Delaware limited partnership (the “Stockholders’ Representative”). Buyer, Merger Sub, the Company and the Stockholders’ Representative (solely for purposes of Section 10.15) are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties”. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Exhibit A attached hereto.
WHEREAS, the Parties intend that, at the Effective Time and subject to the terms and conditions of this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall merge with and into the Company with the Company surviving such merger (the “Merger”);
WHEREAS, each of the Board of Directors of Buyer and Merger Sub have unanimously approved this Agreement and declared it advisable for Buyer and Merger Sub, respectively, to enter into this Agreement;
WHEREAS, Buyer, as the sole stockholder of Merger Sub, has approved and adopted this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by unanimous written consent in accordance with the requirements of the DGCL and the Organizational Documents of Merger Sub;
WHEREAS, the Board of Directors of the Company has (a) determined that it is in the best interests of the Company and its stockholders for the Company to enter into this Agreement, (b) approved the execution and delivery of this Agreement, the Company’s performance of its obligations hereunder and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption and approval of this Agreement and the transactions contemplated herein by the stockholders of the Company;
WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Approving Persons has delivered to Buyer an executed Support Agreement and Written Consent in the form attached hereto as Exhibit B (each, a “Support Agreement”); and
WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with the foregoing and also prescribe certain conditions to the Merger as specified herein.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions set forth in this Agreement, and intending to be legally bound hereby, each Party hereby agrees:

ARTICLE I
THE MERGER
Section 1.1        The Merger Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub will merge with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a direct or indirect wholly owned subsidiary of Buyer or, to the extent permitted by Section 10.4, its Affiliates.
Section 1.2        Effective Time. Prior to the Closing, Buyer and the Company shall prepare a certificate of merger (the “Certificate of Merger”). Upon the terms and subject to the provisions of this Agreement, the Parties shall file the Certificate of Merger, executed in accordance with the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware as soon as practicable on the Closing Date. As soon as practicable on or after the Closing Date, the Parties shall make any and all other filings or recordings required under the DGCL to give effect to the Merger. The Merger will be effective at such time as the Parties duly file the Certificate of Merger with the Secretary of State of the State of Delaware or at such other date or time as Buyer and the Company agree in writing and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).
Section 1.3        Effects of the Merger. The Merger will have the effects set forth in this Agreement and the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject hereto, at the Effective Time, all property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub will become the claims, obligations, restrictions, disabilities, liabilities, debts and duties of the Surviving Corporation.
Section 1.4        Certificate of Incorporation; Bylaws. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, (i) the certificate of incorporation of the Company shall be amended by virtue of the Merger to be in a form reasonably acceptable to Buyer and the Stockholders’ Representative and, as so amended, shall be the certificate of incorporation of the Surviving Corporation and (ii) the bylaws of the Surviving Corporation shall be the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, in each case until duly amended as provided therein or by applicable laws.
Section 1.5        Directors and Officers. The directors and officers of Merger Sub serving in those positions immediately prior to the Effective Time will become the directors and officers of the Surviving Corporation as of the Effective Time, and will remain the directors and officers of the Surviving Corporation after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal.

ARTICLE II

MERGER CONSIDERATION; CONVERSION OF SECURITIES
Section 2.1        Closing Date Statements. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer:
(a)    a statement (the “Closing Date Payment Certificate”), signed by the Chief Financial Officer of the Company, which sets forth, in each case, as of immediately preceding the Closing, the (i) name of each Stockholder of record on the books and records of the Company, (ii) number of shares of Common Stock owned of record by each such Stockholder, (iii) number of shares of Series A Preferred Stock owned of record by each such Stockholder and their respective Series A Liquidation Amounts, (iv) number of shares of Series B Preferred Stock owned of record by each such Stockholder and their respective Series B Liquidation Amounts, (v) number of shares of Series C Preferred Stock owned of record by each such Stockholder and their respective Series C Liquidation Amounts, (vi) number of shares of Series D Preferred Stock owned of record by each such Stockholder and their respective Series D Liquidation Amounts, (vii) number of shares of Series E Preferred Stock owned of record by each such Stockholder and their respective Series E Liquidation Amounts, (viii) portion of the Closing Date Payment Amount to be paid to such Stockholder by the Paying Agent, (ix) name of each Option Holder, (x) Per Share Amount, (xi) Aggregate Option Exercise Price, (xii) amount of the Option Payment payable to each Option Holder pursuant to Section 2.5(a), (xiii) the SAR Closing Payment Amount, and the portion of the SAR Closing Payment Amount to be paid to each SAR Participant; and (xiv) number of Fully Diluted Shares; and
(b)    a statement (the “Closing Date Certificate”), signed by the Chief Financial Officer of the Company, which sets forth the Company’s good faith estimate of (i) the Cash and Cash Equivalents, (ii) the Net Working Capital and the Net Working Capital Adjustment based thereon and (iii) the Company Transaction Expenses (the “Estimated Closing Company Transaction Expenses”) (iv) the aggregate Indebtedness of the Company and the Company Subsidiaries (on a lender-by-lender basis, where applicable), (v) the Audit Support Amount, and (vi) the amount of the Merger Consideration determined on the basis of the foregoing (the “Estimated Merger Consideration Amount”), in each case prepared (x) as of immediately preceding the Closing and (y) in accordance with the accounting principles, policies, procedures, practices, judgments, applications, and methodologies used in preparing the Financial Statements, along with reasonable supporting detail to evidence the calculation of such amounts.
Buyer shall have an opportunity to make a good faith review of, and consult with the Company regarding, the information set forth in the Closing Date Payment Certificate and the Closing Date Certificate. Buyer and the Company shall use good faith efforts to mutually agree on the information set forth in the Closing Date Payment Certificate and the Closing Date Certificate; provided, that if Buyer and the Company are not able to reach a mutual agreement prior to the Closing Date, the Closing Date Payment Certificate and Closing Date Certificate provided by the Company to Buyer shall control. The Stockholders shall be solely responsible for the allocation of the Merger Consideration among the Stockholders and Option Holders and payments to the SAR Participants as set forth in the Closing Date Payment Certificate and as contemplated by this Agreement, and Buyer shall have no responsibility or liability in respect thereof.
Section 2.2        Calculation and Payment of the Merger Consideration.
(a)    Calculation of Merger Consideration. Upon the terms and subject to the conditions set forth in this Agreement, Buyer shall pay, or cause to be paid, with respect to the Preferred Stock, Common Stock, and Options, an aggregate amount in cash (the “Merger Consideration”) equal to:
(i)    $585,000,000.00 (the “Enterprise Value”);
(ii)    plus the Net Working Capital Adjustment;
(iii)    plus the Closing Cash;
(iv)    plus the Product and Professional Liability Tail Premium;

(v)    plus the Transaction Tax Benefit Amount;
(vi)    plus the Audit Support Amount;
(vii)    minus the Closing Indebtedness;
(viii)    minus the Closing Company Transaction Expenses;
(ix)    minus the Administrative Expense Amount;
(x)    minus the SAR Closing Payment Amount
(xi)    minus the Tax Liability Amount; and
(xii)    minus the Pension Liability Amount;
After the Effective Time, the Merger Consideration shall be subject to the Merger Consideration Adjustment pursuant to Section 2.8.
(b)    Payment of the Merger Consideration. At the Closing, Buyer shall (1) remit to the Company the aggregate amount of the Option Payments, if any, which the Company shall disburse through its payroll system to each In-the-Money Option Holder entitled to receive an Option Payment, subject to applicable withholding Tax and such Option Holder executing and returning a release in form acceptable to Buyer, the Company and the Stockholders’ Representative, and (2) remit to the Paying Agent, by wire transfer of immediately available funds, an aggregate amount in cash (the “Closing Date Payment Amount”) equal to (x) the Estimated Merger Consideration Amount; minus (y) the aggregate amount of the Option Payments, if any, minus (z) the Adjustment Escrow Amount and the Indemnity Escrow Amount. To the extent that a Stockholder (other than a holder of Dissenting Shares) delivers a duly executed Letter of Transmittal in accordance with Section 2.6(c), the Paying Agent shall distribute the Closing Date Payment Amount to the Stockholders (other than holders of Dissenting Shares) in the following order of priority:
(i)    first, the Paying Agent shall pay to each Series A Preferred Stockholder the Pro Rata Amount of the aggregate Series A Liquidation Amounts with respect to the shares of Series A Preferred Stock held by such Series A Preferred Stockholder;
(ii)    next, only to the extent a portion of the Closing Date Payment Amount remains unpaid after the payments specified in Section 2.2(b)(i) are made, the Paying Agent shall pay to each Series B Preferred Stockholder the Pro Rata Amount of the aggregate Series B Liquidation Amounts with respect to the shares of Series B Preferred Stock held by such Series B Preferred Stockholder;
(iii)    next, only to the extent a portion of the Closing Date Payment Amount remains unpaid after the payments specified in Sections 2.2(b)(i) through 2.2(b)(ii) are made, the Paying Agent shall pay to each Series C Preferred Stockholder the Pro Rata Amount of the aggregate Series C Liquidation Amounts with respect to the shares of Series C Preferred Stock held by such Series C Preferred Stockholder;
(iv)    next, only to the extent a portion of the Closing Date Payment Amount remains unpaid after the payments specified in Sections 2.2(b)(i) through 2.2(b)(iii) are made, the Paying Agent shall pay to each Series D Preferred Stockholder the Pro Rata Amount of the aggregate Series D Liquidation Amounts with respect to the shares of Series D Preferred Stock held by such Series D Preferred Stockholder;
(v)    next, only to the extent a portion of the Closing Date Payment Amount remains unpaid after the payments specified in Sections 2.2(b)(i) through 2.2(b)(iv) are made, the Paying Agent shall pay to each Series E Preferred Stockholder the Pro Rata Amount of the aggregate Series E Liquidation Amounts with respect to the shares of Series E Preferred Stock held by such Series E Preferred Stockholder; and

(vi)    thereafter, only to the extent a portion of the Closing Date Payment Amount remains unpaid after the payments specified in Sections 2.2(b)(i) through 2.2(b)(v) are made, the Paying Agent shall pay to each Stockholder the Per Share Amount with respect to its shares of Company Stock.
(c)    Paying Agent. Not less than ten (10) Business Days prior to the Effective Time, the Stockholders’ Representative, as the representative of the Equity Holders, shall appoint a bank or trust company (which bank or trust company will be reasonably acceptable to Buyer and will have a credit rating of at least AA) to act as paying agent (the “Paying Agent”) and enter into a paying agent agreement with such Paying Agent (which paying agent agreement will be in form and substance reasonably acceptable to Buyer) for the purpose of making the payments pursuant to Section 2.2(b)(i) through (vi). For the avoidance of doubt, Buyer shall have no responsibility or liability for any action or omission by the Paying Agent.
(d)    It is expressly understood and agreed that Buyer’s payment on the Closing Date (i) of the Option Payments to the Company (for dispersal by the Company through its payroll system) and (ii) of the Closing Date Payment Amount to the Paying Agent, shall be in full satisfaction of Buyer’s obligation with respect to such amounts, subject to any Merger Consideration Adjustment pursuant to Section 2.8, and, once paid in accordance with the terms of this Agreement, Buyer and its Affiliates shall have no liability to the Stockholders’ Representative, any Equity Holder or any other Person for any amounts in respect of the same.
Section 2.3        Payment of Other Amounts at Closing. At the Closing, Buyer shall:
(a)    on behalf of the Company, pay to such account or accounts as the Company specifies to Buyer pursuant to the Closing Date Certificate, the aggregate amount of Paid Indebtedness;
(b)    on behalf of the Company, pay to such account or accounts as the Company specifies to Buyer pursuant to the Closing Date Certificate, the aggregate amount of the Estimated Closing Company Transaction Expenses;
(c)    deposit the Adjustment Escrow Amount and the Indemnity Escrow Amount with the Escrow Agent by wire transfer of immediately available funds, which shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement;
(d)    on behalf of the Equity Holders, pay to the Stockholders’ Representative the Administrative Expense Amount for deposit into the Administrative Expense Account; and
(e)    pay to the Company (for the benefit of the SAR Participants), the SAR Closing Payment Amount, which the Company shall disburse through its payroll system to each SAR Participant in accordance with the amounts set forth in the Closing Date Payment Certificate, less applicable withholding Tax.
Section 2.4        Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of any of the following securities:
(a)    Conversion of Company Stock. Subject to the Equity Holders’ rights pursuant to this Agreement to receive any portion of the Merger Consideration Adjustment, any amounts from the Adjustment Escrow Fund, the Indemnity Escrow Fund or any portion of the Administrative Expense Amount, in each case, to the extent applicable, each class, series and subclass of Company Stock issued and outstanding immediately prior to the Effective Time, excluding shares of Company Stock to be canceled pursuant to Section 2.4(b) and any Dissenting Shares, will be canceled and convert automatically into the right to receive an amount in cash as set forth in Section 2.2(b) payable, without interest, to the applicable Stockholder upon the surrender pursuant to Section 2.6 of the Certificate formerly representing such shares of Company Stock.
(b)    Cancellation of Treasury Stock and Buyer-Owned Stock. Each share of Company Stock held in the treasury of the Company and any shares of Company Stock owned by Buyer, Merger Sub or any other subsidiary of Buyer will be canceled automatically without conversion thereof and no payment or distribution will be made with respect thereto.

(c)    Equity Interests of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.
Section 2.5        Termination of Options and SAR Units. At or prior to the Effective Time, the Company shall, subject to and conditioned upon the Closing, take all necessary action, which action will be effective as of the Effective Time, to:
(a)    terminate the Stock Option Plans and all Option Agreements;
(b)    terminate the SAR Plan and all SAR Unit agreements
(c)    cancel each Option and SAR Unit, in each case, whether vested or unvested; and
(d)    to the extent the exercise price for a share of Common Stock under a vested Option (including those Options which vest in connection with the transactions contemplated by this Agreement) (“Vested Options”) is less than the Per Share Amount (such Vested Options, the “In-the-Money Options”), make a cash payment through the Company’s payroll system to each In-the-Money Option Holder of In-the-Money Options in an amount equal to (A) the excess of (x) the Per Share Amount, over (y) the exercise price for a share of Common Stock under such In-the-Money Option, multiplied by (B) the total number of shares of Common Stock subject to such In-the-Money Option (an “Option Payment”) less applicable Tax withholding.
Section 2.6        Surrender of Certificates.
(a)    Payment Procedures. The Company shall mail, or shall cause its designee to mail, to each Person that is a holder of record of Company Stock entitled to receive the amounts set forth in Section 2.2(b): (i) a letter of transmittal reasonably acceptable to Buyer and the Stockholders’ Representative (provided that such letter of transmittal shall contain customary covenants and shall not include any representations or warranties on the part of such Person other than with respect to ownership of and title to such Person’s Company Stock, power and authority of such Person to execute and deliver the letter of transmittal, the letter of transmittal constituting a valid and binding obligation of such Person, and receipt and acknowledgment of this Agreement and the opportunity to ask questions about this Agreement) (the “Letter of Transmittal”), which shall specify that (A) the Stockholders’ Representative is designated to serve in the capacity set forth in Section 10.15, and (B) delivery will be effected, and risk of loss and title to the certificates evidencing such shares of Company Stock (the “Certificates”) will pass, only upon proper delivery of the Certificates and the Letter of Transmittal to the Paying Agent, with a copy delivered to Buyer, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portion of the Closing Date Payment Amount to be paid to such holder of record of Company Stock by the Paying Agent in accordance with Section 2.2(b). Upon surrender to the Paying Agent of a Certificate for cancellation and a copy thereof being delivered to Buyer, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate will be entitled to receive in exchange therefor the amount to be paid in respect of each share of Company Stock formerly evidenced by such Certificate in accordance with Section 2.2(b), and such Certificate shall then be cancelled. Until surrendered as contemplated by this Section 2.6, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the amount of cash, if any, to which the holder of such Certificate is entitled pursuant to this Article II.
(b)    No Further Rights. All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the securities represented by such Certificates and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Stock that were issued and outstanding immediately prior to the Effective Time. From and after the Effective Time, holders of Certificates shall cease to have any rights as Stockholders of the Company, except as provided in this Agreement or by applicable Law.

(c)    Withholding Rights. Each of the Stockholders’ Representative, the Surviving Corporation, Buyer, the Paying Agent or the Escrow Agent are entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including any amounts paid from the Adjustment Escrow Fund, the Indemnity Escrow Fund or the Administrative Expense Account) such amounts as it is required to deduct and withhold with respect to such payment under all applicable Laws. To the extent that amounts are so withheld by the Stockholders’ Representative, the Surviving Corporation or Buyer, as the case may be, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Equity Holders in respect of which such deduction and withholding was made.
(d)    Lost Certificates. If a Stockholder’s Certificate has been lost, stolen or destroyed, the Stockholder may submit in lieu thereof, an affidavit of loss or destruction.
Section 2.7         Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, any Dissenting Share shall not be converted into the right to receive the amount of cash as provided in Section 2.2(b) or any other amounts contemplated by this Agreement, if any, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Share pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to the DGCL). If, after the Effective Time, any Dissenting Share shall lose its status as a Dissenting Share, then any such share shall immediately be converted into the right to receive the amount of cash as provided in Section 2.2(b) and any other amounts contemplated by this Agreement, if any, as if such share never had been a Dissenting Share, and Buyer shall deliver, or cause to be delivered in accordance with the terms of this Agreement, to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time specified in Section 2.6 following the satisfaction of the applicable conditions set forth in Section 2.6, the amount of cash as provided in Section 2.2(b) as if such share had never been a Dissenting Share. The Company shall give Buyer (a) prompt written notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (b) the right to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Buyer, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand with respect to any Dissenting Share. The Company and the Stockholders’ Representative shall (or shall cause their Affiliates to) enforce any contractual waivers that the Equity Holders have granted regarding appraisal rights that would apply to the Merger.
Section 2.8        Adjustment to the Merger Consideration.
(a)    The Merger Consideration shall be increased or reduced as set forth in Section 2.8(f) hereof. Any increase or decrease in the Merger Consideration pursuant to this Section 2.8 shall be referred to as a “Merger Consideration Adjustment”.
(b)    Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to the Stockholders’ Representative a statement (the “Preliminary Closing Statement”), which sets forth Buyer’s calculation of (i) the Net Working Capital (the “Closing Net Working Capital”) and the Net Working Capital Adjustment Amount based thereon, (ii) the Cash and Cash Equivalents (the “Closing Cash”), (iii) the Indebtedness of the Group Companies (the “Closing Indebtedness”), (iv) the Company Transaction Expenses (the “Closing Company Transaction Expenses”), (v) the Audit Support Amount (the “Closing Audit Support Amount”) and (vi) the amount of the Merger Consideration based thereon, in each case prepared (x) as of immediately preceding the Closing and (y) in accordance with the accounting principles, policies, procedures, practices, judgments, applications and methodologies used in preparing the Financial Statements, along with reasonable supporting detail to evidence the Buyer’s calculations of such amounts. For the avoidance of doubt, the accounting principles, policies, procedures, practices, judgments, applications and methodologies used in preparing the Financial Statements shall be the only accounting principles, policies, procedures, practices, judgments, applications or methodologies used or relied upon in the preparation of the Preliminary Closing Statement, the calculation of each of Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Company Transaction Expenses, and the Closing Audit Support Amount and no other accounting principles, policies, procedures, practices, judgments, applications or methodologies shall be introduced by any party hereto or the Accounting Firm.

(c)    The Stockholders’ Representative shall have a period of thirty (30) days after the date it receives the Preliminary Closing Statement from Buyer to deliver to Buyer written notice of the Stockholders’ Representative’s disagreement with any item contained in the Preliminary Closing Statement, which notice shall set forth in reasonable detail the basis for such disagreement (a “Notice of Disagreement”). At all times prior to a determination of the Final Closing Statement, the Final Closing Net Working Capital, Final Closing Cash, Final Closing Indebtedness, Final Closing Company Transaction Expenses, the Final Closing Audit Support Amount and Final Merger Consideration Amount in accordance with Section 2.8(c) or Section 2.8(d), as applicable, Buyer shall (i) permit the Stockholders’ Representative and its accountants to consult with the Company, Buyer, and their respective accountants (subject to such accountants’ consent) at reasonable times, upon reasonable prior notice and without unduly interfering with the Company’s or Buyer’s business, and (ii) provide to the Stockholders’ Representative and its accountants reasonable access during reasonable hours, upon reasonable prior notice, under reasonable circumstances and without unduly interfering with Buyer’s or its Affiliates’ business to all relevant books and records relating to the preparation of the Preliminary Closing Statement. If a Notice of Disagreement is received by Buyer, then the Preliminary Closing Statement (as revised in accordance with clause (A) or (B) below) shall become the Final Closing Statement and become final and binding upon the Parties on the earlier of the date (A) on which the Stockholders’ Representative and Buyer resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, and (B) all matters in dispute are finally resolved in writing by the Accounting Firm. During the thirty (30) days following Buyer’s receipt of a Notice of Disagreement, Buyer and the Stockholders’ Representative shall seek in good faith to resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement, and upon such resolution, the Final Closing Statement shall be prepared in accordance with the agreement of Buyer and the Stockholders’ Representative.
(d)    If Buyer and the Stockholders’ Representative are unable to resolve the disputed items set forth in the Notice of Disagreement within forty-five (45) days following Buyer’s receipt of such Notice of Disagreement (or such longer period as Buyer and the Stockholders’ Representative may mutually agree in writing), following notice of such dispute, such dispute shall be submitted to, and such dispute shall be resolved by, (i) Deloitte & Touche LLP, or (ii) in the event such accounting firm is unable or unwilling to take such assignment, a nationally recognized accounting firm mutually agreed upon by Buyer and the Stockholders’ Representative or, if Buyer and the Stockholders’ Representative cannot agree on an accounting firm within thirty (30) days after timely delivery of a Notice of Disagreement, each of Buyer and the Stockholders’ Representative shall select a nationally recognized accounting firm and such two accounting firms shall designate a third nationally recognized accounting firm that neither presently is, nor in the past three (3) years has been, engaged by either Party or any of their respective Affiliates. Deloitte & Touche LLP, the accounting firm so agreed to by Buyer and the Stockholders’ Representative, or the third accounting firm so selected by the two accounting firms, is hereinafter referred to as the “Accounting Firm”. Buyer and the Stockholders’ Representative shall submit to the Accounting Firm for review and resolution all matters (but only such matters) that are set forth in the Notice of Disagreement which remain in dispute. Buyer and the Stockholders’ Representative shall instruct the Accounting Firm to select one of its partners experienced in purchase price adjustment disputes to make a final determination of the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Company Transaction Expenses, Closing Audit Support Amount and the amount of the Merger Consideration based thereon, in each case, calculated with reference to the items that are in dispute as set forth in the Notice of Disagreement. Buyer and the Stockholders’ Representative shall instruct the Accounting Firm that, in resolving the items in the Notice of Disagreement that are still in dispute and in determining the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing Company Transaction Expenses, and Closing Audit Support Amount, in each case, the Accounting Firm shall (i) not assign to any item in dispute a value that is (A) greater than the greatest value for such item assigned by Buyer, on the one hand, or the Stockholders’ Representative, on the other hand, or (B) less than the smallest value for such item assigned by Buyer, on the one hand, or the Stockholders’ Representative, on the other hand, (ii) make its determination based on an independent review (which will be in accordance with the guidelines and procedures set forth in this Agreement) and, at the Accounting Firm’s discretion, a one-day conference concerning the dispute, at which conference each of Buyer and the Stockholders’ Representative shall have the right to present their respective positions with respect to the dispute and have present their respective advisors, counsel and accountants, (iii) render a final resolution in writing to Buyer and the Stockholders’ Representative (which final resolution shall be requested by Buyer and the Stockholders’ Representative to be delivered not more than thirty (30) days following submission of such disputed matters to the Accounting Firm), which, absent manifest error, shall be final, conclusive and binding on the Parties with respect to the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Closing

Company Transaction Expenses, Closing Audit Support Amount and the amount of the Merger Consideration based thereon, and (iv) provide a written report to Buyer and the Stockholders’ Representative, if requested by either of them, which sets forth in reasonable detail the basis for the Accounting Firm’s final determination. The fees and expenses of the Accounting Firm shall be allocated between Buyer, on the one hand, and the Equity Holders, on the other hand, based upon the percentage by which the portion of the contested amount not awarded to each of Buyer and the Stockholders’ Representative bears to the amount actually contested by such Party.
(e)    The Preliminary Closing Statement (as adjusted by the agreement of the Parties or at the direction of the Accounting Firm, as applicable) shall be deemed final for the purposes of this Section 2.8 upon the earliest of the (i) failure of the Stockholders’ Representative to notify Buyer of a dispute within thirty (30) days after the Stockholders’ Representative receives the Preliminary Closing Statement, (i) resolution of all disputes, pursuant to Section 2.8(c), by Buyer and the Stockholders’ Representative, and (ii) resolution of all disputes, pursuant to Section 2.8(d), by the Accounting Firm.
(f)    Within five (5) Business Days following the determination of the Final Closing Statement in accordance with Section 2.8(c) or Section 2.8(d), as applicable:
(i)    if the Estimated Merger Consideration Amount exceeds the Final Merger Consideration Amount, then Buyer shall be entitled to claim from the Adjustment Escrow Fund an amount equal to such excess (and if the Adjustment Escrow Fund is insufficient to cover such adjustment in full, Buyer shall be entitled to claim such shortfall from the General Indemnity Escrow Fund, and Buyer and the Stockholders’ Representative will promptly deliver a joint written instruction to the Escrow Agent instructing it to release (A) to Buyer or its designee the amount of such excess from the Adjustment Escrow Fund (and the General Indemnity Escrow Fund, as applicable) and (B) if any amount remains in the Adjustment Escrow Fund after giving effect to the foregoing clause (A), (x) to the Company an amount as directed by the Stockholders’ Representative, not to exceed the amount remaining in the Adjustment Escrow Fund, which the Company shall distribute to the SAR Participants in accordance with instructions provided by the Stockholders’ Representative, (y) to the Paying Agent from the remaining amount in the Adjustment Escrow Fund, if any, the amount required to satisfy the payments to be made to holders of the Preferred Stock pursuant to Sections 2.2(b)(i) through (v), for further distribution to the holders of Preferred Stock in the order of priority set forth in Sections 2.2(b)(i) through (v); and (C) thereafter, only to the extent a portion of Adjustment Escrow Fund remains unpaid after giving effect to the foregoing clauses (x) and (y), (1) pay to the Paying Agent an amount equal to the remainder of the Adjustment Escrow Fund multiplied by the aggregate Pro Rata Percentages of the Stockholders, for further distribution to the Stockholders in accordance with their respective Pro Rata Percentages, and (2) pay to the Company an amount equal to the remainder of the Adjustment Escrow Fund, if any, multiplied by the aggregate Pro Rata Percentages of the In-the-Money Option Holders, which the Company shall distribute through the Company’s payroll system to the In-the-Money Option Holders, less applicable withholding Tax, in accordance with their respective Pro Rata Percentages.
(ii)    if the Final Merger Consideration Amount exceeds the Estimated Merger Consideration Amount (such excess, the “Upward Adjustment”), then Buyer shall: (A) first, pay to the Company an amount as directed by the Stockholders’ Representative (not to exceed the amount of the Upward Adjustment), which the Company shall distribute through the Company’s payroll system to the SAR Participants, less applicable withholding Tax, in accordance with instructions provided by the Stockholders’ Representative; (B) then, pay to the Paying Agent from the remaining amount of the Upward Adjustment, if any, the amount required to satisfy the payments to be made to holders of the Preferred Stock pursuant to Sections 2.2(b)(i) through (v), for further distribution to the holders of Preferred Stock in the order of priority set forth in Sections 2.2(b)(i) through (v); and (C) thereafter, only to the extent a portion of such Upward Adjustment remains unpaid after giving effect to the foregoing clauses (A) and (B), (x) pay to the Paying Agent an amount equal to the remainder of such Upward Adjustment multiplied by the aggregate Pro Rata Percentages of the Stockholders, for further distribution to the Stockholders in accordance with their respective Pro Rata Percentages, and (y) pay to the Company an amount equal to the remainder of such Upward Adjustment, if any, multiplied by the aggregate Pro Rata Percentages of the In-the-Money Option Holders, which the Company shall distribute through the

Company’s payroll system to the In-the-Money Option Holders, less applicable withholding Tax, in accordance with their respective Pro Rata Percentages.
(g)    All payments required under this Section 2.8 shall be made in cash by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by the recipient(s).
(h)    Any payment that is to be made pursuant to Section 2.8(f) to an Equity Holder and that is attributable to an Option or to an SAR Participant shall be paid to the Company for disbursal through the Company’s payroll system and treated for Tax purposes as a payment, when and if made, of compensation for services. Accordingly Buyer shall reduce, or shall cause the Company to reduce, each such payment by the amount of any required federal, foreign, provincial, state, or local withholding Taxes payable by the Company with respect to such payment. Buyer shall pay or shall cause the Company to pay such withholding Taxes to the applicable Governmental Entities as required by Law.
(i)    It is expressly understood and agreed that Buyer’s payment of the Merger Consideration Adjustment, if any, (i) to the Company in respect of the portion of the Merger Consideration Adjustment to be paid to the Option Holders and payment thereof to the Option Holders by the Company and (ii) to the Paying Agent in respect of the portion of the Merger Consideration Adjustment to be paid to the other Equity Holders, shall be in full satisfaction of Buyer’s obligation with respect to such amounts, and, once paid in accordance with the terms of this Agreement, Buyer and its Affiliates shall have no liability to the Stockholders’ Representative, any Equity Holder or any other Person for any amounts in respect of the same.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Subject to the terms, conditions and limitations set forth in this Agreement, the Company hereby represents and warrants to Buyer and Merger Sub as of the date hereof and as of the Closing Date as follows:
Section 3.1        Organization. Each Group Company (a) is a corporation or other entity duly incorporated or organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or organization, and (b) has all requisite power and authority to own, lease and operate its properties and to carry on in all material respects its businesses as conducted on the date hereof. Each Group Company is duly qualified or registered as a foreign corporation to transact business under the Laws of each jurisdiction where the character of its activities or the location of the properties owned or leased by it requires such qualification or registration, except where the failure of such qualification or registration would not reasonably be expected to be material to the Group Companies. The Company has made available to Buyer prior to the date hereof true, correct and complete copies of the Organizational Documents of each Group Company.
Section 3.2        Authorization. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the Stockholder Approval. The Stockholder Approval is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and to approve. This Agreement has been duly authorized, executed and delivered by the Company and, when duly authorized, executed by all other Parties and delivered by the Company, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
Section 3.3        Capitalization.

(a)    The authorized capital stock of the Company consists only of (i) 1,000,000 shares of Class A Common Stock and 1,000,000 shares of Class B Common Stock and (ii) 1,000,000 shares of Series A Preferred Stock, 1,000,000 shares of Series B Preferred Stock, 1,000,000 shares of Series C Preferred Stock, 1,000,000 shares of Series D Preferred Stock, and 1,000,000 shares of Series E Preferred Stock. The number of shares issued and outstanding, the liquidation preference, and the owners of such shares, in each case, as of the date hereof, are set forth on Schedule 3.3(a). All of the issued and outstanding shares of Company Stock are duly authorized, validly issued, fully paid and nonassessable. None of the issued and outstanding shares of Company Stock were issued in violation of any preemptive rights or Laws. Except as set forth on Schedule 3.3(a), as of the date hereof there are no (i) outstanding shares of capital stock or equity voting interest of, or any stock appreciation, phantom stock, profit participation or other similar rights with respect to, the Company or (ii) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character relating to shares of Company Stock or obligating either the Equity Holders or the Company to issue or sell any shares of Company Stock, or any other interest in, the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any capital stock or other interest in the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no Contracts to which the Company is a party which require the Company to repurchase, redeem or otherwise acquire any shares of Company Stock or to make any investment in any other Person. Except as set forth on Schedule 3.3(a), there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any shares of capital stock of or any other interests in the Company. Schedule 3.3(a) contains a true and complete list, as of the date hereof, of all outstanding Options and SAR Units, including with respect to each such award, as applicable, the holder, date of grant, exercise price, and number of shares of Company Stock subject thereto. Five Business Days prior to the Closing Date, the Company shall provide Buyer with a revised version of Schedule 3.3(a), updated as of such date. No Company Subsidiary owns any shares of Company Stock.
(b)    Except as set forth on Schedule 3.3(b), all of the outstanding equity securities of each Company Subsidiary are validly issued, fully paid, nonassessable and free of preemptive rights and are owned by the Company, whether directly or indirectly, free and clear of all Liens, and there are no other (i) outstanding shares of capital stock or voting securities of, or any stock appreciation, phantom stock, profit participation or other similar rights with respect to, any Company Subsidiary or, (ii) preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments of any character relating to any capital stock or other interest in any Company Subsidiary, or obligating either the Company or any Company Subsidiary to issue or to sell any shares of capital stock or other interests in any Company Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any capital stock or other interest in any Company Subsidiary, and no securities or obligation evidencing such rights are authorized, issued or outstanding There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any equity securities of or any other interests in any Company Subsidiary.
(c)    The allocation of the Merger Consideration among the Stockholders and the payments to the Option Holders and SAR Participants, in each case, as contemplated by this Agreement, are in accordance with the Company’s Organizational Documents, applicable Law and any applicable Contract to which the Company is a party. Except for payments under this Agreement, no amounts are due and payable to any Equity Holder in respect of such Equity Holder’s interest in the Company.
Section 3.4        Company Subsidiaries. Schedule 3.4 sets forth a true and complete list of the Company Subsidiaries, listing for each Company Subsidiary its name, type of entity, the jurisdiction of its incorporation or organization, its authorized capital stock, the number and type of its issued and outstanding shares of capital stock and the current ownership of such shares. All shares of capital stock of each Company Subsidiary are owned, directly or indirectly, by the Company. The Company does not, directly or indirectly, own any capital stock in any Person other than a Company Subsidiary.
Section 3.5        Consents and Approvals; No Violations. Except as set forth on Schedule 3.5, and subject to the receipt of the Stockholder Approval, the filing of the Certificate of Merger, the applicable requirements of German Antitrust Laws, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will with the lapse of time, the giving of notice or both (a) conflict with or result in any breach of any provision of the Organizational Documents of any Group Company, (b) require any filing with, notice to or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity or affect the validity of any License, (c) result in a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Company Material Contract, (d) violate in any respect any Law, order, injunction or decree applicable to any Group Company, or (e) result in the imposition of any Lien (other than a Permitted Lien) on any asset or property of a Group Company, excluding from the foregoing clauses (c), (c), (d) and (e) such requirements, violations, conflicts, defaults or rights which (i) would not reasonably be expected to be material to the Group Companies, or (ii) become applicable solely as a result of the business or activities in which Buyer or its Affiliates (other than any Group Company) is engaged or as a result of any acts or omissions by, Buyer or its Affiliates (other than any Group Company). The amount of the Merger Consideration to be paid with respect to the Class A Common Shares of the Company is less than the relevant size-of-transaction threshold set pursuant to the HSR Act.
Section 3.6        Financial Statements.
(a)    The Company has made available to Buyer copies of the audited consolidated balance sheet of the Company for the fiscal years ended December 31, 2012, 2013 and 2014, and the related audited consolidated statements of operations and comprehensive income and cash flows of the Company for the years then-ended, together with all related notes and schedules thereto, accompanied by the report thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”), and the unaudited consolidated balance sheet of the Company as of October 31, 2015 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive income and cash flows of the Company for the ten-month period then ended (together with the Interim Balance Sheet, the “Interim Financial Statements”). The Financial Statements and the Interim Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are in accordance with the books and records of the Group Companies in all material respects and (ii) present fairly in all material respects the financial position of the Group Companies as of the dates indicated and the results of operations and comprehensive income and cash flows of the Group Companies for the periods indicated (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto and to normal recurring year-end adjustments (which are in the aggregate not material) and the absence of notes). The Financial Statements and the Interim Financial Statements were prepared in accordance with GAAP applied on a consistent basis during the periods involved. There are no material unrecorded credits to customers that have not been fully reflected in the Financial Statements and the Interim Financial Statements regardless of whether the omission of such credit is consistent with or required by GAAP. No Group Company has entered into or engaged in, any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303 of Regulation S-K promulgated by the United States Securities and Exchange Commission.
(b)    Since January 1, 2013, the Company and the Company Subsidiaries have established and maintained a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements in accordance with GAAP. To the Knowledge of the Company, there are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls. The Company has not disclosed to its auditors or accountants, and to the Knowledge of the Company, there has not occurred, any fraud, whether or not material, that involves management or other employees.
Section 3.7        No Undisclosed Liabilities; Indebtedness.
(a)    Except as set forth in the Financial Statements, the Interim Balance Sheet or Schedule 3.7, the Group Companies do not have any liabilities or obligations of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise, except for liabilities and obligations (i) incurred since the Balance Sheet Date in the Ordinary Course, not in violation of Section 3.8, (ii) that are executory obligations arising under any Company Material Contract provided to Buyer prior to the date hereof that do not arise in connection with any breach thereunder or (iii) incurred since the Balance Sheet Date pursuant to or in connection with this Agreement or the transactions contemplated hereby or (iv) which would not reasonably be expected to be material to the Group Companies.

(b)    Except as set forth on Schedule 3.7(b), the Group Companies have no Indebtedness. Neither the Company nor any Company Subsidiary is in default under any such Indebtedness.
Section 3.8        Absence of Certain Changes. Except as set forth on Schedule 3.8, since June 30, 2015 and through the date hereof:
(c)    the Group Companies have conducted their business in the Ordinary Course;
(d)    there has been no Material Adverse Effect;
(e)    there has been no material casualty, loss, damage or destruction of any property and that is not covered by insurance, subject to any retentions, deductibles or similar items;
(f)    there has been no material change in the accounting methods or practices of any Group Company or any change in depreciation or amortization policies or rates theretofore adopted by the Group Companies;
(g)    the Company has not made any capital expenditures other than in compliance with the Capex Budget; and
(h)    no Group Company has taken any action that, if taken after the date hereof and prior to Closing without Buyer’s consent, would constitute a violation of Section 5.1(b) (excluding Sections 5.1(b)(v), 5.1(b)(viii) or 5.1(b)(xiii)).
Section 3.9        Properties.
(a)    Schedule 3.9(a) lists the street address and land registry number (if applicable) of all land owned by any Group Company (each, an “Owned Real Property”), and sets forth the name of the entity holding such Owned Real Property interest.
(b)    True, correct and complete copies of all existing vesting deeds, prior title insurance policies, copies of all underlying recorded documents and prior surveys, in each case, relating to the Owned Real Property, have been made available to Buyer (in each case, to the extent in the possession of the Company or any of its Subsidiaries) prior to the date hereof.
(c)    Except as set forth on Schedule 3.9(c), with respect to each Owned Real Property, or as would not be material to the Company: (i) the applicable Group Company has good and valid indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (ii) the applicable Group Company has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (iii) other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein and (iv) the Group Companies are in compliance with any zoning, use, occupancy or similar requirements applicable to such Owned Real Property. No Group Company is a party to any agreement or option to purchase any real property or interest therein.
(d)    Schedule 3.9(d) lists each real property leased, subleased or otherwise used or occupied by any Group Company (each, a “Leased Real Property” and collectively, the “Leased Real Properties”), and sets forth the name of the landlord, the name of the entity holding such leasehold interest and the street address of each Leased Real Property.
(e)    True, correct and complete copies of all leases, subleases and licenses (in each case, including all amendments, extensions, renewals and guarantees with respect thereto) with respect to the Leased Real Properties (individually, a “Lease” and collectively, the “Leases”) have been made available to Buyer prior to the date hereof.
(f)    The leasehold interests of the Group Companies in the Leased Real Properties and their ownership interests in the Owned Real Properties constitute all of the real property leased, owned, occupied or otherwise utilized i

n connection with the business of the Group Companies and are adequate to conduct such businesses as currently conducted.
(g)    Except as set forth on Schedule 3.9(g), with respect to each of the Leased Real Property: (i) the Lease for such Leased Real Property is legal, valid, binding, enforceable and in full force and effect in all material respects in accordance with its respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, assuming the due authorization, execution and delivery by such other party, subject to bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity; (ii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute a material breach or material default (or permit termination, modification or acceleration of rent) under such Lease on the part of the applicable Group Company, nor, to the Knowledge of the Company, on the part of the other party thereto; (iii) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default thereunder which has not been replenished to the extent required under such Lease; (iv) no Group Company owes any brokerage commissions or finder’s fees with respect to such Lease; (v) no Group Company has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property (or any portion thereof) that is the subject matter of such Lease; (vi) no Group Company has collaterally assigned or granted any other security interest in such Leased Real Property or any interest therein, (vii) the applicable Group Company’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, (viii) the cost to restore any Leased Real Property at the expiration of the applicable Lease in accordance with its terms will not exceed $100,000 and (ix) the Group Companies are in compliance with any zoning, use, occupancy or similar requirements applicable to such Leased Real Property.
(h)    Except as would not reasonably be expected to be material to the Group Companies, the plants, buildings, structures and equipment owned by the Company or any Company Subsidiary have no material defects, are in good operating condition and repair, and have been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of the same, and ordinary wear and tear excepted), and are adequate and suitable for the purposes currently used by the Group Companies. The property and assets owned or leased by the Company or any Company Subsidiary, or which they otherwise have the right to use, constitute all of the property and assets used or held for use in connection with the businesses of the Company or any Company Subsidiary as currently conducted, and are adequate to conduct such businesses as currently conducted.
Section 3.10    Intellectual Property.
(a)    Schedule 3.10(a) contains a true, correct and complete list of all of the following items included in the Owned Intellectual Property: (i) all trademarks and pending trademark applications, including, as appropriate, registration and application dates and numbers; (ii) all registered copyrights; (iii) all domain names; (iv) all registered patents and pending patent applications; and (v) all Company Software. Collectively, the items listed on Schedule 3.10(a) represent the “Company Intellectual Property”.
(b)    The Licensed Intellectual Property and the Owned Intellectual Property together constitute all the Intellectual Property necessary to, or used or held for use in, the conduct of the business of the Group Companies as presently conducted. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property or, to the Knowledge of the Company, any Licensed Intellectual Property.
(c)    Except as set forth on Schedule 3.10(c), (i) the Group Companies are the sole and exclusive owners of all Owned Intellectual Property and possess all right, title and interest in and to all Owned Intellectual Property and Licensed Intellectual Property, in each case free and clear of all Liens (other than Permitted Liens); (ii) there are no judgments finding any of the Owned Intellectual Property or, to the Knowledge of the Company, the Licensed Intellectual Property, to be invalid or unenforceable in whole or in part, and to the Knowledge of the Company, all such Owned Intellectual Property and Licensed Intellectual Property is valid and enforceable; (iiii) there are no proceedings pending or, to the Knowledge of the Company, threatened, that challenge the validity, use, ownership, or enforceability of the Owned Intellectual Property and/or seek to deny or restrict, the rights of any Group Company in any of the Owned

Intellectual Property or, to the Knowledge of the Company, the Licensed Intellectual Property; and (iv) the maintenance fees necessary to maintain the Company Intellectual Property through the Closing Date have been paid.
(d)    Except as set forth on Schedule 3.10(d): (i) neither the use of the Intellectual Property as currently used by the Group Companies in the conduct of their business, nor the conduct of their business as presently conducted, infringes, misappropriates or violates the rights of any Person in any Intellectual Property in a manner that would reasonably be expected to be material to the Group Companies, (ii) no Group Company has received any written notice from any third party since January 1, 2013 alleging any of the same, and (iii) there is no Action pending against, or, to the Knowledge of the Company, threatened against, any Group Company alleging that the use of the Owned Intellectual Property or the Licensed Intellectual Property or any services provided, processes used or products manufactured, offered for sale or sold by any Group Company do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property of any third party.
(e)    Except as set forth on Schedule 3.10(e): (i) there are no claims, proceedings, actions, suits, hearings, arbitrations, investigations, charges, complaints, demands or similar actions currently pending or threatened, or that have been brought since January 1, 2013, by any Group Company against any Person alleging infringement, misappropriation, or violation of any Owned Intellectual Property; and (ii) to the Knowledge of the Company, no Person has since January 1, 2013, infringed, misappropriated or otherwise violated or is currently infringing upon, misappropriating, or otherwise violating any of the Owned Intellectual Property or Licensed Intellectual Property.
(f)    Each Group Company has taken commercially reasonable measures to maintain the confidentiality of all Owned Intellectual Property that is material to the business or operation of any Group Company and the value of which to such Group Company is contingent upon maintaining the confidentiality thereof. None of the Owned Intellectual Property that is material to the business or operation of any Group Company and the value of which to such Group Company is contingent upon maintaining the confidentiality thereof, has been disclosed other than to employees, representatives, customers and agents of a Group Company all of whom are bound by confidentiality agreements or policies.
(g)    Each Group Company has commercially reasonable rules, policies and procedures in place to protect Personal Data in such Group Company’s possession or control from unauthorized access by third persons. Each Group Company has since January 1, 2013, complied in all material respects with all such rules, policies, procedures and applicable Laws with respect to the protection, storage, collection, retention, use, disclosure and other processing of Personal Data. There is no Action pending against, or, to the Knowledge of the Company, threatened against, any Group Company alleging that any Group Company has violated any such Law. To the Knowledge of the Company, since January 1, 2013, no person or entity has made any illegal or unauthorized use of Personal Data that was collected by or on behalf of the Group Companies and is in the possession or control of the Group Companies. To the Knowledge of the Company, no Group Company is currently under any investigation by any Governmental Entity regarding its protection, storage, use, and disclosure of Personal Data.
(h)    It is the practice of the Group Companies to scan with commercially available virus scan software the Company Software that is capable of being scanned for viruses. Except as set forth on Schedule 3.10(h), (i) to the Knowledge of the Company, none of the Company Software that is material to the conduct of the business of the Group Companies as presently conducted contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any Person and (ii) all software vendor audits requested prior to the date hereof have been satisfied by verifying, with respect to the software that is the subject of such audit, that (A) the Group Companies have valid licenses to use all copies of such software that are necessary to, or used or held for use in, the conduct of the business of the Group Companies as presently conducted and/or (B) the Group Companies have paid all amounts owed (including any associated penalties) arising from their use of such software.
Section 3.11    Litigation.
(a)    Except as set forth on Schedule 3.11(a) or as would not reasonably be expected to be material to the Group Companies: (i) there are no Actions pending or, to the Knowledge of the Company, threatened, by any

Governmental Entity or other Person with respect to any Group Company or any of their respective properties or assets at Law or in equity and (ii) to the Knowledge of the Company, there is no fact, event or circumstances that would reasonably be expected to give rise to any Action that would be required to be set forth on Schedule 3.11(a) if currently pending. Except as set forth on Schedule 3.11(a) or as would not reasonably be expected to be material to the Group Companies, there are no unsatisfied or continuing judgments, orders or settlements to which any Group Company is a party or is bound and neither the Company (or its applicable Subsidiary) nor, to the Knowledge of the Company, the other party thereto, is in default under or with respect to any such judgment, order or settlement.
(b)    Schedule 3.11(b) sets forth all Actions that involved the Company since January 1, 2013 and are no longer pending (the “Prior Actions”). All of the Prior Actions have been resolved in their entirety, any amounts related thereto have been paid in full and no Group Company has any ongoing obligations thereunder.
(c)    Except as set forth on Schedule 3.11(c), since January 1, 2013, no customer (or potential customer) has conducted an audit of any Group Company after which such customer (or potential customer) notified such Group Company in writing that such customer intended to terminate its relationship with the applicable Group Company, or that such potential customer determined not to commence a relationship with the applicable Group Company, as a result of its dissatisfaction with the applicable Group Company’s performance, processes or capabilities.
Section 3.12    Company Material Contracts.
(a)    Schedule 3.12(a) sets forth a true, correct and complete list as of the date hereof, of the following Contracts (the “Company Material Contracts”) to which any Group Company is bound:
(iii)    any Contract for the lease of real property;
(iv)    any Contract for the lease of personal property having annual rents in excess of $25,000;
(v)    any Contract (excluding purchase orders) for the purchase of materials, supplies, goods, services, equipment or other assets with the top 20 vendors or suppliers of the Group Companies, taken as a whole, as determined by aggregate dollar spend during the period between January 1, 2015 and October 31, 2015;
(vi)    any sales, distribution or other similar Contract providing for the sale by the Company or any of its Subsidiaries of materials, supplies, goods, services, equipment or other assets (excluding purchase orders) with the top 20 customers of the Group Companies, taken as a whole, as determined by aggregate revenue during the period between January 1, 2015 and October 31, 2015;
(vii)    any manufacturing Contract with the top ten manufacturing customers of the Group Companies, taken as a whole, as determined by aggregate revenue during the period between January 1, 2015 and October 31, 2015;
(viii)    any partnership, joint venture, collaboration or other similar agreement or arrangement;
(ix)    any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise), since January 1, 2012 or which contain unsatisfied obligations of the Group Companies;
(x)    any Contract relating to Indebtedness (in either case, whether incurred, assumed, guaranteed or secured by any asset);
(xi)    any employment or restrictive covenant Contract with any Service Provider that is not terminable at will (other than standard employee confidentiality or non-disclosure agreements), other than employment agreements with non-U.S. Service Providers (A) that are on a standard form previously made a vailable to Buyer and (B) which do not provide for the payment of severance or base compensation exceeding € 125,000 (“Excluded Employment Agreements”);
(xii)    any Collective Bargaining Agreement or other Contract with any labor union, works council or similar body;
(xiii)    any indemnification agreement entered into by any Group Company for the benefit of any current or former employee, officer or director of any Group Company;
(xiv)    any agency, distributor, dealer, sales representative, marketing or other similar Contract;
(xv)    any Contract that limits the freedom of the Company or any Company Subsidiary to compete in any line of business or with any Person or in any area or which would so limit the freedom of the Company or any Company Subsidiary after the Closing Date or that contains a material exclusivity, requirements or similar provision binding on the Company or any Company Subsidiary;
(xvi)    any settlement agreement pursuant to which any Group Company is obligated to (A) pay any amounts after the date of this Agreement, (B) provide any injunctive relief, (C) take any action or refrain from taking any action after the date of this Agreement or (D) admit liability, fault or negligence;
(xvii)    any Contract with a Governmental Entity;
(xviii)    any Contract granting or permitting any Lien on any properties, assets or rights of the Company or any of its Subsidiaries that will not be released at or prior to Closing;
(xix)    any Contract involving the payment or receipt by any Group Company of milestone payments or royalties other than any service Contract with customers in the Ordinary Course;
(xx)    any Contract pursuant to which the Company is bound or has committed to provide any product or service on a most favored nation basis or that has other preferential pricing terms;
(xxi)    any Contract involving the grant of any right of first refusal, right of first offer or comparable right to or from any Group Company with respect to any Intellectual Property Rights, other than Ordinary Course Contracts with customers substantially in a form previously disclosed to Buyer;
(xxii)    any Contract involving research, development modification or enhancement of Intellectual Property Rights, other than Ordinary Course Contracts with customers substantially in a form previously disclosed to Buyer;
(xxiii)    any Contract (excluding licenses for commercial off-the-shelf computer software that are generally available on nondiscriminatory pricing terms which have an aggregate acquisition cost of $10,000 or less) pursuant to which any Group Company (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property or (B) grants the right to use, or a covenant not to sue under, any Intellectual Property, in each case, other than Ordinary Course Contracts with customers substantially in a form previously disclosed to Buyer; or
(xxiv)    any other Contract not made in the Ordinary Course and that is material to the Company and its Subsidiaries taken as a whole.
(b)    The Company Material Contracts (except those that are cancelled, rescinded or terminated after the date hereof in accordance with their terms) are in full force and effect in all material respects in accordance with their respective terms with respect to the applicable Group Company, and, to the Knowledge of the Company, the other party thereto, assuming the due authorization, execution and delivery by such other party, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to g eneral principles of equity. There does not exist under any Company Material Contract any event of material default or event or condition that, with notice or lapse of time or both, constitutes or would constitute a material violation, breach or event of default thereunder on the part of the applicable Group Company, or, to the Knowledge of the Company, the other parties thereto. No notice to terminate, repudiate or breach any Company Material Contract, in whole or in part, has been received. The Company has furnished to Buyer a true, complete and correct copy of each Company Material Contract, including any amendments or supplements thereto.
Section 3.13    Taxes; Tax Returns.
(a)    Except as otherwise disclosed on Schedule 3.13(a):
(i)    all federal, state and local income Tax Returns and all other material Tax Returns of the Group Companies required to have been filed with any Governmental Entity in accordance with any applicable Law have been duly filed and are correct and complete in all material respects;
(ii)    all Taxes due and owing by the Group Companies that are reflected on the Tax Returns described in Section 3.13(a)(i), and all other material Taxes due and owing by the Group Companies have been paid in full, or, if such Taxes have not been paid in full, adequate provision in respect of such Taxes has been made in accordance with GAAP on the Company’s Financial Statements;
(iii)    there are not now any extensions of time in effect with respect to the dates on which any Tax Returns of the Group Companies were or are due to be filed;
(iv)    all deficiencies asserted as a result of any examination of any Tax Return of a Group Company have been paid in full, accrued on the books of the Group Companies or finally settled;
(v)    no material assertions for claims for additional Taxes or material proposals or material deficiencies for any Taxes of a Group Company have been made since January 1, 2012 or are currently outstanding, proposed or, to the Knowledge of the Company, threatened, and no audit, investigation, contest, litigation or other proceeding with or against any Governmental Entity with respect to Taxes of a Group Company is currently underway, pending or, to the Knowledge of the Company, threatened;
(vi)    the Group Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person;
(vii)    there are no outstanding waivers or agreements by or on behalf of any Group Company for the extension of time for the assessment of any Taxes or any deficiency thereof;
(viii)    there are no Liens for Taxes against any asset of a Group Company (other than Liens for Taxes which are not yet due and payable);
(ix)    no Group Company is a party to any Tax allocation, Tax indemnity, or Tax sharing agreement under which a Group Company will have any liability after the Closing (excluding commercial agreements the primary subject of which is not Taxes);
(x)    no Group Company has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company);
(xi)    no Group Company has participated in any “reportable transaction,” as defined in Treasury Regulation Section 1.6011-4(b);
(xii)    (A) since the end of the last period for which the Group Companies ordinarily recorded items on their respective books, no Group Company has engaged in any transaction, or taken any other action, o ther than in the Ordinary Course, that would impact any Tax asset or Tax Liability of the Group Companies and (B) no Group Company will be required to include in a period after the Closing Date taxable income attributable to income economically realized in a period prior to the Closing Date;
(xiii)    all material Taxes of the Group Companies for all Pre-Closing Tax Periods that are due and payable before the Closing Date have been or will be timely paid, except for Taxes being contested in good faith through appropriate proceedings and for which adequate provision has been made in accordance with GAAP on the Financial Statements;
(xiv)    None of the Group Companies has any liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or non-U.S. Law) as transferee or successor, by contract or otherwise; and
(xv)    The Group Companies have (A) followed applicable transfer pricing rules, under Section 482 of the Code and analogous provisions in all relevant jurisdictions, in determining the pricing and terms of all intercompany and related party transactions, (B) determined and paid all applicable Taxes in accordance with applicable transfer pricing rules, and (C) maintained and continue to maintain adequate documentation at all times supporting their transfer pricing policies consistent with documentary and substantiation requirements in all relevant jurisdictions.
(xvi)    Each Company Subsidiary incorporated or resident in France has maintained its records in compliance with the Carrez Amendment as it relates to Tax deductions for interest expense in France.
(b)    Schedule 3.13(b) contains a list of all jurisdictions in which the Group Companies file Tax Returns.
Section 3.14    Environmental Matters.
(a)    Each Group Company is and has been since January 1, 2013, in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining and complying in all material respects with all Environmental Permits required pursuant to Environmental Laws for the occupation of its facilities and the operation of its business.
(b)    No Group Company has (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, exposed any Person to, or released any Hazardous Substance or (ii) owned or operated any facility or property which is or has been contaminated by any Hazardous Substance by any Group Company, in each case so as to give rise to any material Liabilities for the Group Companies.
(c)    None of the Group Companies has assumed, undertaken or otherwise become subject to any material obligation or liability of any other Person relating to any Environmental Laws.
(d)    No Group Company has received written notice or, to the Knowledge of the Company, any other notice, from any Governmental Entity that such Group Company is subject to any pending claim, investigation or proceeding (i) based upon any provision of any Environmental Law and arising out of any act or omission of any Group Company or any of their respective employees, agents or Representatives, or (ii) arising out of the ownership, use, control or operation by any Group Company of any facility, site, area or property from which there was a Release of any Hazardous Substance, in each case, which claim, if adversely resolved, would reasonably be expected to be material to the Group Companies.
(e)    The Company has furnished Buyer with true, complete and correct copies of all Phase I studies or other written results of audits, tests, reviews or analyses conducted by third parties at any Real Property since January 1, 2013 (in each case, to the extent in the possession of the Company or any of its Subsidiaries).
Section 3.15    Licenses and Permits. Schedule 3.15 sets forth a true, correct and complete list of all material Licenses held by the Group Companies, including all animal use Licenses and all Licenses covering the use of select agents, toxins, pathologic materials, radioactive or radioisotopic materials, controlled substances and any other Hazardous Materials. The Group Companies own or possess all Licenses that are necessary to enable them to carry on their respective operations as presently conducted, except, in each case, where the failure to own or possess any such License would not reasonably be expected to be material to the Group Companies. To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to lead to any of the Group Companies’ Licenses being revoked, suspended, cancelled or not renewed. The Group Companies’ Licenses are valid and in full force and effect, and, except as would not reasonably be expected to be material to the Group Companies, none of the Licenses will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.
Section 3.16    Compliance with Laws.
(a)    The businesses of each Group Company is, and since January 1, 2013 has been, conducted in compliance in all material respects with all applicable Laws, including applicable requirements relating to Good Laboratory Practices, Good Clinical Practices, adverse event reporting, Good Manufacturing Practices, recordkeeping, and filing of reports. Since January 1, 2013, neither the Company nor any of its Subsidiaries has received any written notification or communication (or to the Knowledge of the Company, any oral notification or communication) from any relevant Governmental Entity of noncompliance by, or liability of the Company or its Subsidiaries under, any applicable Law, and, to the Knowledge of the Company, no notification or communication of noncompliance or liability has been threatened by any Governmental Entity.
(b)    Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any current officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar Law or program.
(c)    No Group Company has received a warning letter from the FDA since January 1, 2013, and, to the Knowledge of the Company, there is no indication that any Group Company will receive a warning letter or notice of disqualification from the FDA within twelve (12) months from the date hereof.
(d)    The Company has made available to Buyer prior to the date hereof true, complete and correct copies of all material documentation and written correspondence between any Group Company and any Governmental Entity with respect to any inspection or audit observations of non-compliance or which pertains to the receipt of any written notice or communication of non-compliance, including warning letters, from any Governmental Entity with respect to the business, facilities or assets of the Group Companies. The Company has made available to Buyer prior to the date hereof true and complete copies of all documentation related to all audits and completed site evaluations performed by or on behalf of any customer (or potential customer) since January 1, 2013, including any written audit-related materials and quality reports provided by such customers or potential customers.
Section 3.17    Company Benefit Plans.
(a)    The Company has made available to Buyer a schedule that sets forth for each employee of the Group Companies as of the date of the agreement (to the extent permitted by applicable Law), his or her employee identification number, title, annual base salary, most recent annual bonus received, current annual bonus opportunity, location of employment, leave status and exempt or non-exempt status, in each case, as of the date of the agreement. Five Business Days prior to the Closing Date, the Company will provide Buyer with a revised version of such schedule, updated as of ten days prior to the Closing Date. Within five (5) Business Days prior to Closing, the Company shall make available to Buyer an updated list of employees of the Group Companies as of such date. To the Knowledge of the Company, no Covered Employee intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year following the Closing Date.

(b)    Schedule 3.17(b) contains a true, correct and complete list of all Company Benefit Plans (other than Excluded Employment Agreements) as of the date hereof and specifies whether such plan is a US Plan or an International Plan. For each Company Benefit Plan (other than the Excluded Employment Agreements), the Company has made available to Buyer a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable, (i) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (ii) the current prospectus or summary plan description and all summaries of material modifications, (iii) the most recent favorable determination or opinion letter from the U.S. Internal Revenue Service (the “IRS”), (iv) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (v) the most recently prepared actuarial report and financial statements and (vi) if such plan is an International Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (v).
(c)    Except as set forth on Schedule 3.17(c):
(i)    No Company Benefit Plan is, and no Group Company has contributed to or sponsored since January 1, 2010, (i) a “multiemployer pension plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA or (ii) a “multiple employer plan” described in Section 413(c) of the Code, and the Company has no obligation or liability in connection with any such “multiemployer plan” or “multiple employer plan”;
(ii)    No Company Benefit Plan is, and no Group Company has contributed to or sponsored since January 1, 2010, an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and no Group Company has, or is reasonably expected to have, any direct or indirect material liability under Title IV of ERISA;
(iii)    No Company Benefit Plan is a defined benefit plan;
(iv)    Each Company Benefit Plan has been established, administered and operated in all material respects in accordance with its terms and in compliance with material applicable Laws, including ERISA and the Code;
(v)    No liability, claim, action or litigation has been made, commenced or threatened since January 1, 2013 with respect to any Company Benefit Plan (other than routine claims for benefits payable in the Ordinary Course, and appeals of the denial of such claims);
(vi)    Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, or is comprised of a master or prototype plan that has received a favorable opinion letter from the IRS, and no event has occurred and no condition exists which would reasonably be expected to result in the revocation of any such determination letter or opinion letter, and each trust created under any such Company Benefit Plan is exempt from Tax under Section 501(a) of the Code and has been so exempt from its creation;
(vii)    Each International Plan that (i) is intended to qualify for special tax treatment meets all the requirements for such treatment and (ii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles;
(viii)    No Group Company has any current or projected liability for, and no Company Benefit Plan provides or promises, any post-employment or retiree welfare benefits (whether insured or self-insured) to any current or former Service Provider, except as required by applicable Laws;
(ix)    No Group Company nor any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions since January 1, 2013 in connection with any Company Benefit Plan that would reasonably be expected to r esult in the imposition of a penalty pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code;
(x)    No Group Company has filed since January 1, 2013, or considered filing, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Company Benefit Plan;
(xi)    All material contributions, premiums and payments that are due have been made for each Company Benefit Plan within the time periods prescribed by the terms of such plan and applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing Date that are not due are properly accrued to the extent required to be accrued under applicable accounting principles;
(xii)    There has been no amendment to, written interpretation of or announcement (whether or not written) by any Group Company relating to, or change in employee participation or coverage under, any Company Benefit Plan that would materially increase the expense of maintaining such plan above the level of expense incurred in respect thereof for the most recently completed fiscal year;
(xiii)    The consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) shall not (i) entitle any Service Provider to severance, retention, retirement or change in control or any other payment or benefit, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Service Provider or (iii) result in the payment of any amount that would reasonably be expected to not be deductible under Section 280G of the Code;
(xiv)    Each Company Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A or 457A of the Code) has been timely amended (if applicable) to comply and has been operated and administered in compliance with, and all Group Companies have complied in practice and operation with, all applicable requirements of Sections 409A and 457A of the Code and any proposed and final guidance under Sections 409A and 457A of the Code. No Group Company has any obligation to gross-up, indemnify or otherwise reimburse any current or former Service Provider of the Company for any Taxes incurred by such Service Provider, including under Section 409A, 457A or 4999 of the Code; and
(xv)    All current and former employees of WIL Research Europe B.V. participate or have participated in the relevant Company Benefit Plan regarding pensions as stipulated in their employment agreements with WIL Research Europe B.V. or any legal predecessor thereof.
(d)    In connection with the amendments to the Company Benefit Plans of WIL Research Europe B.V. (“WRE”) on January 1, 2014 and January 1, 2015: (i) “all-employee” meetings were held to inform the applicable employees of WRE of such amendments, (ii) such employees were provided a copy of written presentation materials setting forth in reasonable detail the changes to WRE’s Company Benefit Plans, (iii) no objections have been raised by any such employee in respect of such amendments, (iv) each such employee was informed in writing of the effects of the changes in the Dutch fiscal framework as of January 1, 2014 and January 1, 2015 and (v) the notice and negative consent process undertaken by WRE was completed diligently and in a customary manner.
Section 3.18    Labor Relationships. Except as otherwise disclosed on Schedule 3.18:
(a)    None of the Group Companies is or since January 1, 2013 been party to or subject to, or is currently negotiating in connection with entering into, and none of the Service Providers are represented by, a labor organization or group that was either voluntarily recognized or certified by any labor relations board (including the United States National Labor Relations Board (the “NLRB”)) or by any other Governmental Entity;
(b)    none of the Service Providers are covered by a collective bargaining agreement with any trade union, or any labor organization or group, in each case with respect to their employment with any of the Group Companies;

(c)    no labor dispute (including any dispute with any works council), walk out, strike, hand billing, picketing, or work stoppage involving the employees of the Group Companies has occurred, is in progress or, to the Knowledge of the Company, has been threatened since January 1, 2013;
(d)    there are no material unfair labor practice complaints pending or, to the Knowledge of the Company, threatened in writing against or affecting any Group Company before the NLRB or any other Governmental Entity;
(e)    the consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby;
(f)    except as would not reasonably be expected to be material to the Group Companies, each Dutch Group Company and each French Group Company has, at all times, fulfilled all of its obligations towards any applicable works council(s) and any other representative bodies;
(g)    there are no Contracts or other agreements regarding the right of participation in the decision-making with any works council or other employee representative body or with any Group Company employees or groups of employees or groups of former employees;
(h)    each Group Company is, and since January 1, 2013 has been, in material compliance with WARN and has no liabilities or obligations thereunder, and none of the Group Companies has taken any action that would reasonably be expected to cause Buyer or any of its Affiliates to have any material liability or other obligation following the Closing Date under WARN; and
(i)    the Group Companies are, and have been since January 1, 2013, in material compliance with all applicable Laws with respect to labor relations, employment and employment practices, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.
Section 3.19    Certain Fees. Buyer shall not be obligated to pay or bear (e.g., by virtue of any payment by or obligation of any of the Equity Holders or the Group Companies at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of any of the Equity Holders or the Group Companies or any of their respective Affiliates.
Section 3.20    Insurance Policies. Schedule 3.20 contains a true, correct and complete list of all insurance policies carried by or for the benefit of the Group Companies as of the date hereof. All such insurance policies are in full force and effect in all material respects and shall be maintained by the applicable Group Company in full force and effect in all material respects as they apply to any matter, action or event relating to the Group Companies occurring through the Closing Date; and, assuming the maintenance of such policies as maintained prior to the Closing, the Group Companies shall, after the Closing, continue to have coverage under such policies and bond with respect to events occurring prior to the Closing. There have been no material lapses in the insurance coverage of the Group Companies since January 1, 2013. All premiums payable under all such policies have been timely paid and the Group Companies have otherwise complied with the terms and conditions of all such policies and bonds in all material respects. The Company has notified its insurance carrier(s) in compliance with the reporting and notification requirements of the applicable insurance policies of any and all material claims made against the Company. There is no material claim by any Group Company pending under any such policy as to which coverage has been disputed or denied by the underwriters of such policies or in respect of which the underwriters have reserved their rights. True, complete and correct copies of all such insurance policies have been provided to Buyer prior to the date hereof.

Section 3.21    Affiliate Transactions. Except for employment relationships and compensation, benefits, travel advances and employee loans in the Ordinary Course or as disclosed on Schedule 3.21, since January 1, 2013, no Group Company is or has been a party to any Contract with (A) any Equity Holder or any of its Affiliates, (B) any Person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by any Equity Holder or any of its Affiliates or (C) any director, officer or employee of any Group Company, any Equity Holder or any of their respective Affiliates or, to the Knowledge of the Company, any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or officer (each of the foregoing, a “Related Party”). None of the Related Parties (i) possesses, directly or indirectly, any financial interest in, or is a director or executive officer of, any Person (other than any Group Company) which is a client, supplier, customer, lessor, lessee or competitor of any Group Company or (ii) except as set forth on Schedule 3.21, owns any property right, tangible or intangible, or is party to any Contract, in each case which is used or held for use by a Group Company in the conduct of its business.
Section 3.22    Clients and Vendors.
(a)    Schedule 3.22(a)(i) sets forth a list of the top twenty (20) clients of the Company and its Subsidiaries during each of the 2014 calendar year and the 2015 calendar year through the Balance Sheet Date ranked by consolidated revenue from each client in each such period (the “Top 20 Clients”) and Schedule 3.22(a)(ii) sets forth a list of the top twenty (20) vendors or suppliers or the Company and its Subsidiaries during each of the 2014 calendar year and the 2015 calendar year through the Balance Sheet Date, ranked by the aggregate amounts paid to each such vendor or supplier in each such period (the “Top 20 Vendors”).
(b)    Except as set forth in Schedule 3.22(b), since January 1, 2015, none of the Top 20 Clients has canceled or otherwise terminated its relationship with the Group Companies or has materially decreased, or indicated in writing to the Company that it intends to materially decrease, its usage or purchase of services from the Group Companies, in each case, other than in the Ordinary Course. To the Knowledge of the Company, the Company has not received any written threat from any Top 20 Customer, to terminate or cancel or otherwise materially modify its relationship with the Group Companies or materially decrease or limit its usage or purchase of services from the Group Companies.
Section 3.23    Accounts Payable; Accounts Receivable.
(a)     Other than with respect to trade payables which are made in the Ordinary Course and for which the third party recipient has raised no objection to the timing of payment, no Group Company is delinquent in its payment of any accounts payable or accrued liability as of the date hereof, and no such accounts payable or accrued liabilities have been deferred (regardless of whether such Group Company and the third party have agreed to such deferral).
(b)    Except as set forth on Schedule 3.23, all accounts receivable of the Group Companies: (i) have arisen only from bona fide transactions in the Ordinary Course; (ii) represent valid and enforceable obligations; (iii) are fully collectable in the aggregate face amounts thereof no later than 90 days from the date of the invoice related to such account receivable resort to litigation and without offset or counterclaim, except to the extent of any reserve or accrual on the consolidated balance sheet of the Company in respect of such receivable for doubtful accounts; and (iv) are owned by the Group Companies free of any Liens (other than Permitted Liens).  No discount or allowance from the face amount of any receivables has been made or agreed to and none represents billings prior to actual sale of goods or provision of services.  Except as set forth on Schedule 3.23, there is no single debtor of the Group Companies that has refused or, to the Knowledge of the Company, threatened to refuse to pay obligations to the Group Companies that exceeds $10,000, and the debtors of the Group Companies have not refused or, to the Knowledge of the Company, threatened to refuse to pay obligations to the Group Companies that exceed $20,000 in the aggregate, in each case, for any reason and, to the Knowledge of the Company, no debtor of the Group Companies has since January 1, 2013 filed for or has been declared bankrupt by a court of competent jurisdiction or that is subject to any bankruptcy proceeding.  Schedule 3.23 sets forth a complete and accurate accounts receivable aging report for the Group Companies as of November 30, 2015.

Section 3.24    Complete Copies of Materials. Except as set forth on Schedule 3.24, the Company has delivered or made available to the Buyer true and complete copies of each document that has been listed in the Schedules. As used in this Agreement, the Company shall be deemed to have “delivered”, “made available”, “provided” or “furnished” to the Buyer (or other words of similar import) such documents referred to herein if such documents were made available by the Company for review by the Buyer prior to the execution of this Agreement in the virtual data room maintained on behalf of the Company, including in the clean room portion thereof made available only to certain representatives of Buyer.
Section 3.25    Bank Accounts. Schedule 3.25 sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which any Group Company has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, including any credit facility (collectively, the “Bank Accounts”) (b) a true and complete list and description of each such Bank Account, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Group Companies having signatory power with respect thereto and (c) a true and complete list of the names of all Persons holding general or special powers of attorney from any Group Company. The Company has made available to the Buyer copies of the documents granting such powers of attorney.
Section 3.26    Certain Business Practices. (a) None of the Group Companies, or, to the Knowledge of the Company, any Stockholder, director, officer, agent, employee, partner or Affiliate of any Group Company acting on behalf of a Group Company has violated since January 1, 2013 in any material respect the Foreign Corrupt Practices Act of 1997 (the “FCPA”), the U.K. Bribery Act (2010) or any other applicable Law relating to anti-corruption, export restrictions or anti-boycott regulation.
(a)    No natural person who is an Equity Holder is a “foreign official” within the meaning of the FCPA. There have been no false or fictitious entries made in the books and records of the Group Companies relating to any secret or unrecorded fund or any unlawful payment, gift or other thing of value, and no Group Company has established or maintained a secret or unrecorded fund.
(b)    No Group Company or any of its agents acting or benefiting in any capacity in connection with this Agreement is any of the following:  (i) a “Blocked Person” listed in the Annex to Executive Order No. 13224, (ii) a Person owned or controlled by, or acting for or on behalf of a Blocked Person listed in such annex or (iii) a Person that is named as a “specially designated national” on the most current list published by the U.S. Treasury Department, Office of Foreign Assets Control at its official website.
Section 3.27    Product and Professional Liability. The products and services developed, designed, manufactured, distributed or rendered by or on behalf of the Group Companies since January 1, 2013 do not suffer from any defects which give or could give rise to any product liability, professional liability or warranty claims, and no such claims have been asserted, raised, are pending or, to the Knowledge of the Company, threatened against any Group Company which have not already been resolved. Since January 1, 2013, there have been no Actions initiated or, to the Knowledge of the Company, threatened (whether satisfied, settled, abandoned or otherwise) against any Group Company with respect to the matters referenced in the preceding sentence.
Section 3.28    No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in Article III (as modified by the Schedules hereto), the Letter of Transmittal or Support Agreements, none of the Company, any Company Subsidiary, any Equity Holder or any other Person makes any other express or implied representation or warranty with respect to the Company, the Company Subsidiaries, the Equity Holders or the transactions contemplated by this Agreement, and the Company disclaims any and all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Buyer or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Buyer by any director, officer, employee, agent, consultant, or representative of the Company or the Equity Holders or any of their respective Affiliates). Except as expressly set forth in Article III (as modified by the Schedules hereto), the

Company makes no representation or warranty to Buyer regarding the probable success or future profitability of the Group Companies. Except as expressly set forth herein, the condition of the assets of the Group Companies shall be “as is” and “where is” and the Company makes no warranty of merchantability, suitability, fitness for a particular purpose or quality with respect to any of the tangible assets of any Group Company or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. It is understood that any Due Diligence Materials (as defined in Section 4.9(a)) made available to Buyer or its Affiliates or their respective Representatives do not, directly or indirectly, and shall not be deemed to, directly or indirectly, contain representations or warranties of the Company or its Affiliates or their respective Representatives.
ARTCILE IV
REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB
Buyer and Merger Sub hereby jointly and severally represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 4.1        Organization. Each of Buyer and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, and has the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.
Section 4.2        Authorization. Each of Buyer and Merger Sub has the power and authority to execute and deliver this Agreement and the Escrow Agreement, and to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and the Escrow Agreement shall be as of the Closing Date, duly authorized, executed and delivered by Buyer and Merger Sub, and when duly executed by all parties thereto and delivered by Buyer and Merger Sub, shall constitute the legal, valid and binding obligations of Buyer and Merger Sub, enforceable against Buyer and Merger Sub in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
Section 4.3        Consents and Approvals; No Violations. Except for applicable requirements of German Antitrust Laws, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the Organizational Documents of Buyer or Merger Sub, (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer or Merger Sub is a party or by which Buyer or Merger Sub or any of their respective assets may be bound, or (d) violate any Law, order, injunction or decree applicable to Buyer or Merger Sub, excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights which would not be reasonably likely to materially and adversely affect or restrict Buyer’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement or the Escrow Agreement.
Section 4.4        Litigation. There is no claim, action, suit, proceeding or governmental investigation pending or, to the knowledge of Buyer or Merger Sub, threatened against Buyer or Merger Sub, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or the Escrow Agreement or which would be reasonably likely to materially and adversely affect or restrict Buyer’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement or the Escrow Agreement.
Section 4.5        Financial Capability. Buyer has on hand or will have prior to the Effective Time, sufficient immediately available funds to enable it to pay the Merger Consideration and to consummate the Merger and the other transactions contemplated by this Agreement, and on the Closing Date Buyer will have immediately available funds necessary to make the payments required to be made by it hereunder.

Section 4.6        Organization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has not conducted any business prior to the date hereof and has no assets, liabilities or obligations of any nature other than the conduct of such business and such assets, liabilities or obligations that are incident to its formation and pursuant to this Agreement and the other transactions contemplated by this Agreement.
Section 4.7        Solvency. Assuming the accuracy of the representations and warranties of the Company, immediately after giving effect to the transactions contemplated by this Agreement and Buyer’s financing incurred in connection herewith, each of Buyer and its Subsidiaries, including the Group Companies, shall be solvent and shall (a) be able to pay its debts as they become due, (b) own property that has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities), and (c) have adequate capital to carry on its business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of any of Buyer and its subsidiaries, including the Group Companies. In connection with the transactions contemplated by this Agreement, Buyer has not incurred, nor plans to incur, debts beyond its ability to pay as they become absolute and matured.
Section 4.8        Certain Fees. Neither the Company nor any Equity Holder shall be directly or indirectly obligated to pay or bear (e.g., by virtue of any payment by or obligation of Buyer or any of its Affiliates at or at any time after the Closing) any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based on arrangements made by or on behalf of Buyer or any of its Affiliates.
Section 4.9        Condition of the Business. Buyer and Merger Sub have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Group Companies, which investigation, review and analysis was conducted by Buyer, Merger Sub and their respective Affiliates and, to the extent Buyer and Merger Sub deemed appropriate, by Buyer and Merger Sub’s respective Representatives. Each of Buyer and Merger Sub acknowledges that it and its Representatives have been provided adequate access to the personnel, properties, premises and records of the Group Companies for such purpose. In entering into this Agreement, each of Buyer and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Group Companies or any of the Group Companies’ Representatives (except the specific representations and warranties of the Company set forth in Article III, and the representations and warranties set forth in the Letter of Transmittal and the Support Agreements), and each of Buyer and Merger Sub acknowledge and agree, to the fullest extent permitted by Law, that:
(a)    no Group Company or any of its directors, officers, equityholders, members, employees, Affiliates, controlling Persons, agents, advisors or Representatives makes or has made any oral or written representation or warranty, either express or implied, as to the accuracy or completeness of any of the information set forth in management presentations relating to the Group Companies made available to Buyer, its Affiliates or its Representatives, in materials made available in any “data room” (virtual or otherwise), including any cost estimates delivered or made available, financial projections or other projections, in presentations by the management of the Group Companies, in “break-out” discussions, in responses to questions submitted by or on behalf of Buyer, its Affiliates or its Representatives, whether orally or in writing, in materials prepared by or on behalf of the Company, or in any other form (such information, collectively, “Due Diligence Materials”); and
(b)    except as otherwise set forth in this Agreement no Group Company nor any of its directors, officers, employees, equityholders, members, Affiliates, controlling Persons, agents, advisors, Representatives or any other Person shall have any liability or responsibility whatsoever to Buyer, Merger Sub or their respective directors, officers, employees, Affiliates, controlling Persons, agents or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information provided or made available, or statements made (including set forth in management summaries relating to the Company provided to Buyer, in materials furnished in the Company’s data site (virtual or otherwise), in presentations by the Company’s management or otherwise), to B uyer, Merger Sub or their respective directors, officers, employees, Affiliates, controlling Persons, advisors, agents or Representatives (or any omissions therefrom).

ARTICLE V

COVENANTS
Section 5.1        Conduct of the Business. The Company agrees that, during the period from the date of this Agreement to the earlier of (x) termination of this Agreement in accordance with Section 8.1 and (y) Closing, except as otherwise contemplated by this Agreement, or as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):
(a)    the Company shall, and shall cause its Subsidiaries to, conduct its business in the Ordinary Course and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its material Licenses, (iii) keep available the services of its directors, officers and key employees, (iv) make capital expenditures in the Ordinary Course and in accordance with the capital expenditure budget attached as Schedule 5.1(b)(v) and (v) maintain, preserve and retain satisfactory relationships with its suppliers, vendors and customers, in each case, with whom it has entered into any Material Contract; and
(b)    without limiting the generality of the foregoing, the Company shall not and shall cause each Company Subsidiary not to effect any of the following;
(i)    make any change in or amendment to its Organizational Documents whether by merger, consolidation or otherwise;
(ii)    declare, set aside or pay any dividend or other distribution with respect to, or any direct or indirect acquisition of, any capital stock of any Group Company;
(iii)    issue or sell, or authorize to issue or sell, any shares of its capital stock or any other ownership interests, as applicable, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of or which relate to, any shares of capital stock or any other ownership interests, as applicable (for the avoidance of doubt, this Section 5.1(b)(iii) shall not prohibit an Option Holder from otherwise exercising any or all Options outstanding as of the date hereof held by such Option Holder in accordance with the applicable Option Agreement);
(iv)    split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other ownership interests, as applicable;
(v)    incur any capital expenditures or any obligations or liabilities in respect thereof, except for (A) those contemplated in the capital expenditure budget attached as Schedule 5.1(b)(v) hereto (the “Capex Budget”) and (B) any unbudgeted capital expenditures not to exceed $50,000 individually or $200,000 in the aggregate;
(vi)    acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the Ordinary Course;
(vii)    sell, license, lease, transfer, assign, abandon or otherwise dispose of, or create or incur any Lien on, any of, or impose any Lien (other than Permitted Liens) upon, its properties or assets other than (A) in the Ordinary Course or (B) Liens that would not reasonably be expected to be material to the Group Companies;

(viii)    materially amend in a manner adverse to the Group Companies or terminate any Company Material Contract, or waive any material right thereunder, or, other than in the Ordinary Course, enter into a Contract which, had it been entered into prior to the date hereof, would have been a Company Material Contract (other than entering into any new Contract with any supplier, customer or vendor in the Ordinary Course); provided, however, that the Company and the Company Subsidiaries may renegotiate the terms of, or otherwise extend, any Company Material Contract that has expired in accordance with its terms prior to the date hereof or is scheduled to expire in accordance with its terms within six (6) months after the date hereof so long as the Contract as renegotiated (A) is terminable without penalty on not more than 90 days’ notice and (B) is no less favorable in the aggregate to the Group Companies as compared to the initial Contract;
(ix)    (A) create, incur, assume, suffer to exist or otherwise become liable with respect to any material Indebtedness, other than short-term Indebtedness or letters of credit incurred in the Ordinary Course or borrowings under existing credit facilities, in each case, that will be repaid in full at or prior to Closing, or (B) make any loans or advances to any other Person;
(x)    (A) grant or agree to grant to any current or former employee of the Company or any of the Company Subsidiaries any increase in salary, wages, bonus, profit sharing, retirement, insurance or other compensation or benefits (other than increases in salary or wages in the Ordinary Course for employees who are not Covered Employees), (B) (x) grant any equity or equity-based or other incentive award or (y) grant or increase any severance, retention or termination pay, in each case, to any current or former Service Provider, (C) enter into, adopt, amend in any material respect or terminate any Company Benefit Plan or Collective Bargaining Agreement or (D) hire any individuals who would be Covered Employees, in each case, except (I) as may be required (1) under applicable Law or (2) by any Company Benefit Plan (including, any employment, retention or change-of-control Contracts) or Collective Bargaining Agreement of a Group Company in effect on the date hereof or (II) for the payment of accrued or earned but unpaid compensation;
(xi)    except as may be required under applicable Law, make or change any material Tax election, change in a material manner any Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax Return, settle any Tax claim, assessment audit, contest or other similar proceeding, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, obtain any Tax ruling or enter into any closing or similar agreement or, other than in the Ordinary Course, take any action that would have the effect of increasing the Tax liability of any Group Company or reducing any Tax asset of a Group Company;
(xii)    change any of the accounting principles adopted by the Group Companies or change in the Group Companies’ accounting policies, procedures, practices or methods with respect to applying such principles, other than as required by Law;
(xiii)    except as set forth on Schedule 5.1(b)(xiii), commence, settle, or offer or propose to settle (A) any litigation, investigation, arbitration, proceeding or claim involving or against any Group Company, (B) any stockholder litigation or dispute against the Company or any of its officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated by this Agreement;
(xiv)    cancel or forgive any material Indebtedness owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company to a Company Subsidiary or Indebtedness for borrowed money of a Company Subsidiary to the Company or to another Company Subsidiary;
(xv)    change in any material respect, the manner in which the Group Companies extend discounts, credits or rebates to customers;
(xvi)    enter into, modify or amend in any respect, any Related Party Contract, or Contract that would have been a Related Party Contract if entered into prior to the date hereof;

(xvii)    write-off any accounts or notes receivable of the Group Company in excess of $25,000 individually or $75,000 in the aggregate, or sell or assign any account or note receivable;
(xviii)    fail to pay or discharge when due (after giving effect to any applicable grace periods) any liabilities of the Group Companies, other than those that are being contested in good faith and for which adequate reserves have been made on the Group Companies consolidated balance sheet in accordance with GAAP; or
(xix)    authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.1.
(c)    Merger Sub agrees that, between the date hereof and the Effective Time, it shall not, directly or indirectly, engage in any business activities or incur any liabilities or obligations other than as expressly contemplated by this Agreement.
Section 5.2        Commercially Reasonable Efforts; Consents
(a)    Each of the Parties shall cooperate, and use their respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties necessary to consummate the transactions contemplated by this Agreement; provided, that in no event shall any Group Company be required to pay any fee, penalty or other consideration to obtain any license, permit, consent, approval, authorization, qualification or waiver required under any Contract for the consummation of the transactions contemplated hereby. No Group Company shall be required to pay any fees or other payments to any Governmental Entity in connection with any filings as may be required under applicable Laws. In addition to the foregoing, Buyer agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the Parties understand and agree that the commercially reasonable efforts of the Parties shall not require Buyer (or permit the Company, without Buyer’s prior written consent) to take, or agree or commit to take, any action, or agree to any condition or restriction, involving the Company or Buyer or their respective Affiliates pursuant to this Section 5.2 or any other provision of this Agreement.
(b)    Each Party will, as promptly as reasonably practicable after execution of this Agreement, make all filings or submissions as are required under applicable German Antitrust Laws, and any other filings, submissions or notifications to any Governmental Entity relating to Antitrust Laws that are, in the sole discretion of Buyer, considered advisable. Each Party will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any such filing or submission. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates or any of its or their Representatives, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the transactions contemplated hereby. Without limiting the generality of the foregoing, each Party will promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Entity in connection therewith and will promptly (i) comply with any such inquiry or request, and (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such inquiry or request. In addition, each Party will keep the other apprised on a prompt basis of the status of any such inquiry or request. Except as prohibited by applicable Law, neither the Company nor Buyer shall participate in any meetings or discussions with any Governmental Entity in connection with the transactions contemplated hereby pertaining to Antitrust Laws (including any filing, submission, notification, application or investigation relating thereto) without providing the other Party prior written notice as far in advance of such meeting or discussion as reasonably practicable under the circumstances, and providing such Party with the opportunity to participate in such meeting or discussion (which, at the request of the other Party, shall be limited to outside antitrust counsel only). Subject to applicable Law, the Company and Buyer shall each approve the content of any presentations, white papers or other written materials (including requests for interpretation of any a pplicable Law) to be submitted to any Governmental Entity pertaining to Antitrust Laws in advance of any such submission.
(c)    No Party shall take any action that could reasonably be expected to adversely affect the approval or acquiescence of any Governmental Entity regarding any of the aforementioned required or advisable filings, submissions or notifications. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.
(d)    From the date hereof until the earlier of the Closing Date and the date, if any, that this Agreement is terminated pursuant to Section 8.1, the Company and its Subsidiaries shall use commercially reasonable efforts to make the employees of the Group Companies reasonably available to Buyer at reasonable times, upon reasonable notice and without unduly interfering with the Group Companies’ business, for the purpose of negotiating employment agreements to be effective after the Closing.
Section 5.3        Public Announcements. None of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public announcement or press release to the general public with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned; provided that no such consent or prior notice shall be required in connection with any public announcement or press release the content of which is consistent with that of any prior or contemporaneous public announcement or press release by either Party in compliance with this Section 5.3. Nothing in this Section 5.3 shall limit any Party from making any announcements, statements or acknowledgments that such Party is required by applicable Laws or the requirements of any national securities exchange to make, issue or release.
Section 5.4        Tax Matters.
(a)    Tax Indemnity. Subject to Section 9.5, from and after the Closing, the Equity Holders shall indemnify and hold harmless the Buyer Indemnified Parties, solely to the extent of funds available in the General Indemnity Escrow Fund, from and against any Covered Taxes and all Losses arising out of or incident to the imposition, assessment or assertion of Covered Taxes (together with the Covered Taxes, “Tax Losses”); provided that no such indemnification will be provided for a Tax Loss to the extent that such Tax Loss is reflected in the calculation of Final Closing Net Working Capital as shown on the Final Closing Statement. For purposes of determining Covered Taxes, (i) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, the definition of Covered Tax shall be deemed to include the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, the definition of Covered Tax shall be deemed to include the amount that would be payable if the relevant Tax period ended on and included the Closing Date. All determinations made pursuant to the preceding sentence shall be made in accordance with the past practices of the Group Companies, if any, to the extent those practices are supportable by reasonable interpretations of applicable Law.
(b)    Tax Indemnity Procedures; Tax Contests. Buyer agrees to give prompt notice to Stockholders’ Representative of any Tax Loss or the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder relating to Taxes of any Group Company and to give Stockholders’ Representative such information with respect thereto as Stockholders’ Representative may reasonably request. The Stockholders’ Representative may, on behalf of the Equity Holders and at their expense, (i) participate in and (ii) with respect to any suits, actions or proceedings (including Tax audits) (“Tax Contests”) that relate solely to Pre-Closing Tax Periods, assume the defense of any such Tax Contest; provided that (A) Stockholders’ Representative’s chosen counsel is reasonably satisfactory to Buyer, (B) Stockholders’ Representative shall provide Buyer with copies of all material correspondence, notice or other written materials received from any Tax authority in connection with, and shall otherwise keep Buyer and its tax advisers informed of the progress of, such Tax Contest, (C) the Stockholders’ Representative shall provide Buyer with a copy of any written submission to be sent to a Tax authority in connection with such Tax Contest prior to the submission thereof and shall give good faith consideration to any comments or suggested revisions that Buyer or its advisers may have with respect thereto, and (D) Stockholders’ Representative shall not agree to any settlement with respect to any Tax Contest without Buyer’s consent, which consent shall not be unreasonably withheld. If Stockholders’ Representative elects to assume the defense of any such Tax Contest, (x) Buyer shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by Stockholders’ Representative and (y) Stockholders’ Representative shall not assert that the Tax Loss, or any portion thereof, with respect to which Buyer seeks indemnification, if determined adversely, is not subject to indemnification. If Buyer controls any Tax Contest relating in whole or in part to any Pre-Closing Tax Period (including any Straddle Tax Period), (A) Buyer shall provide Stockholders’ Representative with copies of all material correspondence, notice or other written materials received from any Tax authority in connection with, and shall otherwise keep Stockholders’ Representative and its tax advisers informed of the progress of, such Tax Contest, (B) Buyer shall provide Stockholders’ Representative with a copy of any written submission to be sent to a Tax authority in connection with such Tax Contest prior to the submission thereof and shall give good faith consideration to any comments or suggested revisions that Stockholders’ Representative or its advisers may have with respect thereto, and (C) Buyer shall not settle any such Tax Contest or any other suit, action or proceeding in respect of which indemnity may be sought under this Section 5.4 without the consent of Stockholders’ Representative, which consent shall not be unreasonably withheld. The reasonable fees and expenses of counsel employed by Buyer for any Tax Contest relating solely to Pre-Closing Tax Periods for which Stockholders’ Representative has not assumed the defense thereof shall constitute additional Tax Loss for which Buyer may be indemnified. Whether or not Stockholders’ Representative chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof. Any claim of any Buyer Indemnified Party under this Section 5.4 (Tax Matters) may be made and enforced by Buyer on behalf of such Buyer Indemnified Party. To the extent of any conflict between this Section 5.4(b) and Section 9.3, this Section 5.4(b) shall be controlling with respect to any Tax matters.
(c)    Tax Returns; Payment of Taxes. Buyer shall, at its own expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Group Companies that are required to be filed after the Closing Date. To the extent that any such Tax Return includes a Pre-Closing Tax Period, Buyer shall (A) provide the Stockholders’ Representative with a copy of each such draft Tax Return at least fifteen (15) calendar days prior to the earlier of (x) the date such Tax Return is filed and (y) the due date for filing such return (taking into account any extensions thereof) and (B) promptly deliver such additional information regarding such Tax Return as may reasonably be requested by the Stockholders’ Representative. Buyer shall reasonably and in good faith consider any revisions to such Tax Returns as are requested by the Stockholders’ Representative, provided that such revisions are requested no more than seven (7) days after such Tax Return is delivered to the Stockholders’ Representative. If Buyer and the Stockholders’ Representative are unable through good faith negotiations to resolve any objection raised by the Stockholders’ Representative with respect to any such Tax Returns, the matter shall be referred to the Accounting Firm for resolution in accordance with procedures substantially similar to those described in Section 2.8(d); provided that if Buyer determined in good faith that such resolution procedures would cause the Tax Returns not to be timely filed, Buyer may, after good faith consideration of Stockholders’ Representative’s suggested revisions, file such Tax Returns, and as soon as practicable thereafter shall, if necessary, amend such Tax returns in accordance with the abovementioned resolution procedures. Not later than two (2) Business Days prior to the due date for the payment of Taxes on any Tax Return that includes a Pre-Closing Period, Buyer shall be entitled to receive from the General Indemnity Escrow Fund the amount of Taxes, if any, for which the Equity Holders are liable pursuant to Section 5.4(a).
(d)    Remittance of Taxes. Subject to the indemnification obligations in Section 5.4(a), Buyer shall cause any amounts shown to be due on such Tax Returns to be timely remitted to the applicable Governmental Entity no later than the date on which such Taxes are due.
(e)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law or at the reasonable request of Buyer, the Equity Holders will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

(f)    Refunds. Buyer shall pay over to the Stockholders’ Representative (on behalf of the Equity Holders) any Tax refunds (or credits in lieu of Tax refunds) that (i) are received by Buyer, the Company or any of their respective Subsidiaries prior to the expiration of the Claims Period with respect to indemnification claims under Section 5.4 and (ii) are attributable to Taxes paid on or before the Closing Date by any Group Company with respect to any Pre-Closing Tax Period, provided, that notwithstanding the foregoing, Buyer shall not be required to pay over any Tax refunds (or credits in lieu of Tax refunds) that are received by Buyer, the Company or any of their respective Subsidiaries that are attributable to any carryback of any Tax item (including a net operating loss or credit carryback) from any Post-Closing Tax Period to any Pre-Closing Tax Period. Such payment shall be made within fifteen (15) Business Days after receipt of such refund (or the filing of any Tax return on which there is allowed a credit in lieu of such refund). For the avoidance of doubt, in no event shall Buyer be required to make any payment under this Section 5.4(f) in respect of the carryforward of any Tax asset from any Pre-Closing Tax Period to any Post-Closing Tax Period.
(g)    Cooperation; Preservation of Records. Buyer, the Group Companies and the Stockholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax returns, including the filing of any claim for a refund. After Closing, the Company shall use its commercially reasonable efforts to (i) preserve and keep the Tax records of the Group Companies for a period of seven (7) years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation, and (ii) make such records, and any employees who assisted in the preparation of such records, available to the Stockholders’ Representative upon the reasonable request of the Stockholders’ Representative. If any Group Company wishes to destroy such records after the time specified above, the Company shall first give sixty (60) days’ prior written notice to the Stockholders’ Representative and the Stockholders’ Representative shall have the right at its respective option and expense, upon providing written notice within that sixty (60)-day period, to take possession of the records within ninety (90) days after the date of such Company’s provision of notice.
(h)    French VDA Process. Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that Buyer shall be entitled to pursue a process (including voluntary disclosure to, and settlements with the relevant Taxing authority, and/or the filing of Tax Returns and amended Tax Returns with the relevant Taxing authority in connection therewith) that it in good faith believes is appropriate to ensure that the Group Companies complied with their Tax Return filing and Tax payment obligations in France with regard to Imprime Fiscal Unique (IFU) whether such obligations relate to any Pre-Closing Tax Period, Straddle Tax Period or Post-Closing Tax Period (such process, the “French VDA Process”). Promptly after submitting to a Taxing authority any voluntary disclosure statement, Tax Return or amended Tax Return pursuant to the French VDA Process that shows or will result in liability for Taxes attributable to any Pre-Closing Tax Period, Buyer shall provide the Stockholders’ Representative with a copy of such voluntary disclosure statement, settlement agreement, Tax Return or amended Tax Return, as applicable, and other relevant documents. For the avoidance of doubt, Buyer Indemnified Parties’ rights to be indemnified pursuant to Section 5.4(a) shall include indemnification for Covered Taxes (including any reasonable expenses incurred by Buyer in connection with the French VDA Process) incurred as a result of the French VDA Process.
(i)    Exclusivity. The indemnification provided for in this Section 5.4 shall be the sole remedy for any claim in respect of Taxes, including any claim arising out of or relating to a breach of any of the representations or warranties in Section 3.13 (Taxes; Tax Returns).
Section 5.5        Directors’ and Officers’ Indemnification.
(a)    Subject to the Company purchasing tail coverage described in Section 5.5(b), and except as prohibited by applicable Law, Buyer and Merger Sub agree to cause the Surviving Corporation to ensure, and the Surviving Corporation immediately following the Closing agrees to ensure, that all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company or any of the Company Subsidiaries or who, at the request of the Company or any of the Company Subsidiaries, served as a director, officer, member, contractor, agent, trustee or fiduciary of, or otherwise provided services to, another corporation, partnership, professional entity, joint venture, industry association, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) as provided in the respective governing documents and indemnification agreements to which the Company or any of the Company Subsidiaries is a party or bound (only to the extent that such agreements have been provided to Buyer prior to the date hereof), shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such governing documents shall not be amended, repealed or otherwise modified; provided, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. The term of indemnification under the Directors’ and Officers’ Indemnification shall be limited to the lesser of six (6) years following the Closing Date or the duration of the tail policy referred to in Section 5.5(b). Neither Buyer nor the Surviving Corporation shall settle, compromise or consent to the entry of judgment in any action, proceeding or investigation or threatened action, proceeding or investigation without the written consent of such Indemnified Person (not to be unreasonably withheld, conditioned or delayed).
(b)    On or prior to the Closing Date, the Company shall purchase, and maintain in effect for a period of six (6) years thereafter, (i) a tail policy to the current policy of directors’ and officers’ liability insurance maintained by the Company, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy and (ii) “run off” coverage as provided by the Company’s fiduciary and employee benefit policies, in each case, covering those Persons who are covered on the date hereof by such policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies. The amount paid by the Company under this Section 5.5(b) shall be referred to as the “D&O Tail Premium.” For the avoidance of doubt, the amount of the D&O Tail Premium shall be treated as a Company Transaction Expense.
(c)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 5.5 is not prior to or in substitution for any such claims under such policies.
Section 5.6        Termination of Agreements; Repayment of Indebtedness. (a) Except for the Contracts set forth in Schedule 5.6(a), the Company shall take all actions necessary to terminate any Contract between any Group Company, on the one hand, and any Related Party, on the other hand, including the Managerial Assistance Agreement and the Stockholder Agreement, in each case, at or prior to the Effective Time in a manner such that the Company does not have any liability or obligation following the Effective Time pursuant to such agreements, subject to the survival of the indemnification provisions set forth in the Managerial Assistance Agreement.
(a)    No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer a copy of the Payoff Letter with respect to the Indebtedness and shall have made arrangements reasonably satisfactory to Buyer for, and at the Closing shall cause, the release of all Liens, if any, securing such Indebtedness upon payment of such Indebtedness.
Section 5.7        Stockholder Approval. (a) At or prior to 12:00 p.m., New York, New York time, on the second (2nd) Business Day following the date hereof, the Company shall deliver to Buyer evidence, in form and substance reasonably satisfactory to Buyer, of the Stockholder Approval.
(a)    Promptly, but in no event later than fifteen (15) Business Days after the date of the Stockholder Approval, the Company shall:
(i)    deliver notice to all holders of Company Stock of the approval by the requisite number of holders of Company Stock of this Agreement, the Merger, the conversion of all shares of Company Stock as provided for in this Agreement and the other contemplated hereby, pursuant to an in accordance with the applicable provisions of the DGCL, including Section 228(e) and the Company’s Organizational Documents (the “Stockholder Notices”);

(ii)    provide to each holder of Company Stock whose consent was not obtained with a copy of the notice required pursuant to Section 262 of the DGCL informing such holder that appraisal rights are available for his, her or its shares of Company Stock pursuant to Section 262 of the DGCL along with such other information as is required by Section 262 of the DGCL and applicable Law (the “Section 262 Notice”); and
(iii)    a Letter of Transmittal and instructions for use in effecting the surrender of certificates in exchange for the Merger Consideration.
(b)    The Stockholder Notices and the Section 262 Notice, including any amendments or supplements thereto, shall be subject to review and approval by Buyer prior to the first mailing or distribution thereof to the Stockholders.
(c)    Each party shall provide to the other any information for inclusion in the preparation of the Stockholder Consent, the Stockholder Notices or Section 262 Notice that may be required by Law and that is reasonably requested by the other Party.
Section 5.8        Elections and Other Matters. From and after the Closing Date until the expiration of the Claims Period with respect to indemnification claims under Section 5.4, Buyer shall not, and shall cause the Surviving Corporation and the Company Subsidiaries not to, without the prior written consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld conditioned or delayed), and other than in the Ordinary Course or as required by applicable Law, make, cause or permit to be made any Tax election or adopt or change any method of accounting, in each case that will adversely affect the Taxes for any Pre-Closing Tax Period of the Company or any Company Subsidiary.
Section 5.9        Approval of 280G Payments. To the extent that the execution of this Agreement and the consummation of the transactions contemplated hereby (either alone or in connection with another event) would entitle any current or former Service Provider who is a “disqualified individual” to a “parachute payment” (as such terms are defined in Section 280G of the Code), then, prior to the Closing, the Company shall (i) use its commercially reasonable efforts to obtain any necessary waivers from such disqualified individuals and (ii) submit to the Company’s equityholders entitled to vote for approval, as provided under Section 280G(b)(5)(B) of the Code, any payments as to which any such Service Provider has waived his or her rights that would otherwise entitle such Service Provider to such a parachute payment.
Section 5.10    Financing Matters.
(a)    Prior to Closing, Buyer shall use commercially reasonable efforts to obtain debt financing through an expansion of Buyer’s existing credit facility or alternative debt financing (the “Financing”).
(b)    From the date hereof through the earlier of (x) the Closing Date and (y) termination of this Agreement pursuant to Section 8.1, the Company shall use its commercially reasonable efforts to provide reasonable cooperation in connection with the arrangement of the Financing as may be reasonably requested by Buyer in a manner that does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries.
(c)    Notwithstanding the foregoing, (i) the Company shall not be required to provide, or to cause its Subsidiaries to provide, cooperation under this Section 5.10 that (x) causes any representation or warranty in this Agreement to be breached, (y) causes any closing condition set forth in Article VI to fail to be satisfied or otherwise causes the breach of this Agreement or any Contract, or (z) requires the Company, any of its Subsidiaries, or any of their respective pre-Closing directors, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Financing that become effective prior to Closing; (ii) none of the Company, any of its Affiliates or any of their respective officers, directors, employees, representatives or agents shall be required to incur any liability or obligation (including any obligation to pay any commitment or other fee) in respect of any assistance provided in connection with the Financing (other than any such liability, obligation, commitment or fee that is subject to reimbursement or indemnification as set forth below), (iii) any rating agency presentations, bank information memoranda, financing marketing materials or similar documents required or used in connection with the Financing shall contain customary disclosures exculpating the Company and their respective Affiliates with respect to any liability related to the contents or use thereof by the recipients thereof, (iv) the Company and their Affiliates shall not be required to issue any offering document, (v) neither the Company nor any of their respective Affiliates shall be required to obtain any other consent or any agreement from any other Person that requires any Group Company to incur any out-of-pocket cost that is not reimbursed or indemnified as set forth below, (vi) the Company shall not be required to consent to the pre-filing of UCC-1 financing statements or any other grant of any Lien or other encumbrances and (vii) the boards of directors of the Company or its respective Affiliates shall not be required to enter into any resolutions or take similar action, in each case, that becomes effective prior to Closing. All nonpublic or otherwise confidential information regarding the business obtained by Buyer and its financing sources pursuant to this Section 5.10 shall be kept confidential in accordance with the Confidentiality Agreement, except that Buyer shall be permitted to disclose such information to the lender under the Financing and its officers, employees, representatives and advisors in connection with the Financing, subject to customary confidentiality provisions. In no event shall the Company be in breach of this Section 5.10 because of the failure to deliver any financial or other information that is not currently readily prepared in the Ordinary Course at the time requested by Buyer or for the failure to obtain review of any financial or other information by its accountants.
(d)    Notwithstanding anything to the contrary, the condition set forth in Section 6.2(b), as it applies to the Company’s and the Sellers’ obligations under this Section 5.10, shall be deemed satisfied unless the Financing has not been obtained primarily as a result of the Company’s material breach of its obligations under this Section 5.10 (which breach has not been cured within five (5) Business Days after receipt of written notice thereof by Buyer).
(e)    In no event shall the Company or any of its Subsidiaries be required to pay any commitment or similar fee or incur any liability or expense in connection with assisting Buyer in arranging the Financing or as a result of any information provided by the Company or its Affiliates in connection therewith. Buyer shall indemnify and hold harmless the Company and its Affiliates and each of their respective officers, directors, employees, representatives or agents from and against any and all Losses suffered or incurred by any of them in connection with any of their cooperation or assistance with respect to the Financing or the provision of any information utilized in connection therewith or otherwise arising from the Financing. Buyer shall from time to time, promptly upon request by the Company or the Stockholders’ Representative, reimburse the Company and its Affiliates and each of their respective officers, directors, employees, representatives or agents for any and all reasonable and documented out-of-pocket fees, costs or expenses (including reasonable third party fees, costs and expenses of counsel, accountants and other advisors) actually incurred by any of them in connection with any of their cooperation or assistance with respect to the Financing or the provision of any information utilized in connection therewith or otherwise arising from the Financing.
Section 5.11    Resignations. The Company and the Stockholders’ Representative shall procure letters of resignation to be effective at the Effective Time from each of the officers and directors of the Group Companies with respect to their positions as an officer or director of any of the Group Companies (solely in their capacities as directors and officers and not as employees of the Group Companies), other than those directors and officers who Buyer informs the Company need not resign; provided, that such resignation shall not, in and of itself, cause any such officer to forfeit any severance or any amounts otherwise due under any applicable employment contract between such officer and a Group Company.
Section 5.12    Products Liability. On or prior to the Closing Date, the Company shall purchase, and maintain in effect for a period of six (6) years thereafter, (i) a tail policy, extended reporting period, to the current policies of product and professional liability and employment practices liability insurance maintained by the Company, which tail policy shall be effective for a period from the Closing through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policies. The amount paid by the Company under this Section 5.12 shall be referred to as the “Product and Professional Liability Tail Premium.”
Section 5.13    Monthly Financial Statements. The Company shall deliver to Buyer (i) when available (and in any event no later than February 15, 2016) the unaudited consolidated balance sheet of the

Company for the fiscal year ended December 31, 2015 and the related unaudited consolidated statements of operations and comprehensive income and cash flows of the Company for the year then-ended prepared in accordance with GAAP applied on a consistent basis and (ii) when available (and in any event no later than thirty (30) calendar days after the end of the applicable period) the unaudited consolidated balance sheet of the Company for each calendar month ending after January 1, 2016 and the related unaudited consolidated statements of operations and comprehensive income and cash flows of the Company for the month then-ended and for the fiscal year-to-date, in each case, prepared in accordance with GAAP applied on a consistent basis; provided that, if the Closing Date occurs prior to the thirtieth day of a month, the Company shall not be obligated to deliver the financial statements contemplated by the foregoing clause (ii) for the immediately preceding month.
Section 5.14    Other Matters. Prior to Closing, the Company shall notify the Governmental Entity that issued the Nuclear Permit dated October 10, 2014 to WIL Research Europe B.V., a private limited liability company incorporated under the laws of the Netherlands, regarding the transactions contemplated by the Agreement.
ARTICLE VI
CONDITIONS TO OBLIGATIONS OF THE PARTIES
Section 6.1        Conditions to Each Party’s Obligations. The respective obligation of each Party to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver by such Party) at or prior to the Closing of the following conditions:
(a)    Injunction. There will be no effective injunction, writ or temporary, preliminary or permanent restraining order or any order or agreement of any nature with or issued by any Governmental Entity of competent jurisdiction or any applicable Law to the effect that the transactions contemplated by this Agreement may not be consummated as provided in this Agreement; provided, that no works council shall be considered a Governmental Entity for purposes of this Section 6.1(a); and
(b)    Antitrust Condition. (i) Any approval shall have been obtained or the applicable waiting periods shall have expired or been terminated under applicable German Antitrust Laws; and (ii) no Governmental Entity of competent jurisdiction shall have commenced, instituted or implemented any Action regarding the transactions contemplated hereby pursuant to any Antitrust Law that has not been fully and unconditionally resolved, nor shall any Governmental Entity have threatened to commence, institute or implement any such Action.
Section 6.2        Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Buyer and Merger Sub contained in Article IV shall be true and correct in all material respects as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct in all material respects as of such earlier date);
(b)    Performance of Obligations. Each of Buyer and Merger Sub shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof; and
(c)    Buyer Officer’s Certificate. An authorized officer of Buyer and Merger Sub shall have executed and delivered to the Company a certificate (the “Buyer Closing Certificate”) as to compliance with the conditions set forth in Section 6.2(a) and Section 6.2(b) hereof.

Section 6.3        Conditions to Obligations of Buyer and Merger Sub. The obligations of Buyer and Merger Sub to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or written waiver by Buyer and Merger Sub) at or prior to the Closing of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.3 shall be true and correct in all respects as of the Closing Date as if made at and as of such time except for de minimis errors, (ii) all of the other Company Fundamental Representations shall be true and correct in all material respects as of the Closing Date as if made at and as of such time, except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct in all material respects as of such earlier date (ignoring for the purposes of this clause (ii) any qualifications by Material Adverse Effect or “materiality” contained in such representations or warranties), and (iii) all of the other representations and warranties contained in Article III shall be true and correct as of the Closing Date as if made at and as of such time (except for representations and warranties that speak as of a specific date prior to the Closing Date, in which case such representations and warranties need only be true and correct as of such earlier date); provided, that this clause (iii) shall be deemed satisfied unless any and all inaccuracies in such representations and warranties, in the aggregate, result in a Material Adverse Effect (ignoring for the purposes of this clause (iii) any qualifications by Material Adverse Effect or “materiality” contained in such representations or warranties);
(b)    Performance of Obligations. The Company shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;
(c)    Company Officer’s Certificate. An authorized officer of the Company shall have executed and delivered to Buyer a certificate (the “Company Closing Certificate”) as to the Company’s compliance with the conditions set forth in Section 6.3(a) and Section 6.3(b);
(d)    No Material Adverse Effect. Since the date of this Agreement through the Closing Date, there shall not have occurred a Material Adverse Effect;
(e)    2015 Audited Financials. The Company shall have delivered to Buyer, at least seven (7) days prior to the Closing Date, the audited consolidated balance sheet of the Company for the fiscal year ended December 31, 2015 and the related audited consolidated statements of operations and comprehensive income and cash flows of the Company for the year then-ended, together with all related notes and schedules thereto (the “2015 Audited Financials”), which shall be prepared by the Company and its current auditors consistent with past practice;
(f)    Termination of Agreements. The Stockholders Representative shall have delivered evidence reasonably satisfactory to Buyer that each of the Stockholders Agreement and the Managerial Assistance Agreement shall have been (or effective at the Effective Time will be) terminated as contemplated by Section 5.6; and
(g)    Dissenting Stockholders. Stockholders who would otherwise be entitled to receive no more than 2% of the Merger Consideration payable with respect to the Company Stock shall have validly elected to, perfected and continue to have rights to appraisal under applicable Law as to such shares.
Section 6.4        Frustration of Closing Conditions. None of the Company, Buyer or Merger Sub may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, if such failure was caused by such Party’s failure to comply with any provision of this Agreement.

ARTICLE VII
CLOSING
Section 7.1        Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur as promptly as possible, and in any event no later than three (3) Business Days following the satisfaction or, to the extent permitted, waiver by the Party entitled to the benefit thereof, of the conditions to the obligations of the Parties set forth in Article VI (other than those conditions that by their nature are to be fulfilled at Closing, but subject to the satisfaction or waiver of such conditions); provided, however, that notwithstanding the foregoing, the Parties shall not be obligated to consummate the Closing prior to April 4, 2016; provided, further, that if the Closing has not occurred on or before May 13, 2016 (the “Closing Threshold Date”), Buyer may elect, by providing written notice to the Company and the Stockholders’ Representative, to delay the Closing until June 27, 2016. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place at the offices of King & Spalding LLP located at 1180 Peachtree Street, N.E., Atlanta, Georgia 30309, at 10:00 a.m. Atlanta, Georgia time, or at such other place or at such other time as the Parties may agree in writing.
Section 7.2        Deliveries by the Company. At the Closing, the Company will deliver or cause to be delivered to Buyer (unless delivered previously) the following:
(a)    the Certificate of Merger, executed by the Company;
(b)    the Company Closing Certificate;
(c)    the Escrow Agreement executed by the Stockholders’ Representative;
(d)    the Payoff Letters duly executed by the Company and the applicable lenders;
(e)    a statement (and accompanying notice) from the Company meeting the requirements of Treasury Regulation Sections 1.1445-2(c) and 1.897-2(h) and dated not more than 30 days prior to the Closing Date, certifying that shares of Company Stock are not U.S. real property interests within the meaning of Section 897 of the Code;
(f)    the resignation letters required pursuant to Section 5.11; and
(g)    any other document required to be delivered by the Company at Closing pursuant to this Agreement.
Section 7.3        Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to the Company the following:
(a)    the Escrow Agreement executed by Buyer;
(b)    the Buyer Closing Certificate; and
(c)    any other document required to be delivered by Buyer at Closing pursuant to this Agreement.
Section 7.4        Deferred Closing. If Buyer exercises its right in the second proviso to Section 7.1 to defer the Closing Date:
(a)    Interest. At the Closing, in addition to the Merger Consideration otherwise payable pursuant to Section 2.2, Buyer shall pay interest on the Enterprise Value for the period from and including the Closing Threshold Date to and excluding the Closing Date at a rate per annum equal to the 3-month LIBOR determined as of the Closing Threshold Date.
(b)    Purchase Price. Notwithstanding anything to the contrary in this Agreement, the Net Working Capital, the Net Working Capital Adjustment, Closing Cash (subject to Schedule 7.4(b)) and Closing Indebtedness shall each be determined as of the Closing Threshold Date. In addition, notwithstanding anything to the contrary in this Agreement, from and after the Closing Threshold Date, the Company shall not make or pay any dividend, distribution or redemption, whether in cash or otherwise.

(c)    Indemnity. Notwithstanding anything to the contrary in this Agreement, the Buyer Indemnified Parties shall not be entitled to indemnification under Section 9.1(a) with respect to any breach of representation or warranty to the extent resulting from events or circumstances first arising after the Closing Threshold Date.
(d)    Conditions. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 6.3(d) shall be deemed to reference the Closing Threshold Date instead of the Closing Date.

ARTICLE VIII
TERMINATION
Section 8.1        Termination. This Agreement may be terminated at any time at or prior to the Closing:
(a)    in writing, by mutual consent of the Parties;
(b)    by Buyer or Merger Sub if there has been a breach of any representation, warranty, covenant or other agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.3(a) or Section 6.3(b) not being satisfied as of the Closing Date (a “Terminating Company Breach”), and (ii) shall not have been cured within fifteen (15) days after written notice from Buyer or Merger Sub of such Terminating Company Breach is received by the Company (such notice to describe such Terminating Company Breach in reasonable detail to the extent then known by the Buyer), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that neither Buyer nor Merger Sub is then in material breach of any of their respective representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.2(a) or Section 6.2(b); provided, further, that the fifteen (15) day cure period for the Company to cure a Terminating Company Breach set forth in subclause (ii) above shall not apply if such Terminating Company Breach was a breach of Section 7.1;
(c)    by the Company if there has been a breach of any representation, warranty, covenant or other agreement made by Buyer or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue or inaccurate after the date of this Agreement, in each case which breach, untruth or inaccuracy (i) would reasonably be expected to result in Section 6.2(a) or Section 6.2(b) not being satisfied as of the Closing Date (a “Terminating Buyer Breach”), and (ii) shall not have been cured within fifteen (15) days after written notice from the Company of such Terminating Buyer Breach is received by Buyer (such notice to describe such Terminating Buyer Breach in reasonable detail to the extent then known by the Company), or which breach, untruth or inaccuracy, by its nature, cannot be cured prior to the Outside Date; provided, that the Company is not then in material breach of any of its representations, warranties, covenants or other obligations under this Agreement, which breach would give rise to a failure of a condition set forth in Section 6.3(a) or Section 6.3(b); provided, further, that the fifteen (15) day cure period for the Buyer to cure a Terminating Buyer Breach set forth in subclause (ii) above shall not apply if such Terminating Buyer Breach is a result of a breach of Section 7.1;
(d)    by written notice by any Party if the Closing has not occurred on or prior to September 2, 2016 (the “Outside Date”) for any reason other than delay and/or nonperformance of the Party seeking such termination;
(e)    by written notice by any Party if there shall be any permanent injunction or other order issued by any Governmental Entity of competent jurisdiction preventing the consummation of the transactions contemplated by this Agreement and such injunction or other order shall have become final and non-appealable such that the closing condition set forth in Section 6.1(a) is incapable of being satisfied; or

(f)    by Buyer, if evidence, in form and substance reasonably satisfactory to Buyer, of the Stockholder Approval is not delivered to Buyer by 5:00 p.m., New York, New York time, on, or prior to, the second (2nd) Business Day following the date hereof.
Section 8.2        Procedure and Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1 by Buyer, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other parties hereto specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no liability hereunder on the part of Buyer, Merger Sub or the Company, except that this Section 8.2 and Section 5.3 (Public Announcements), Section 10.1 (Fees and Expenses), Section 10.2 (Notices), Section 10.3 (Severability), Section 10.7 (Consent to Jurisdiction, Etc.), Section 10.9 (Governing Law), and Section 10.18 (No Recourse) shall survive any termination of this Agreement. Nothing in this Section 8.2 shall (i) relieve or release any party to this Agreement of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s equityholders (taking into consideration relevant matters including other combination opportunities and the time value of money, which shall be deemed in such event to be damages of such party)) arising out of such party’s willful, intentional and material breach of any provision of this Agreement or (ii) impair the right of any party hereto to compel specific performance by the other party or parties, as the case may be, of such party’s obligations under this Agreement.
Section 8.3        Termination Fee. (a) If this Agreement is terminated (i) by the Company or Buyer pursuant to Section 8.1(e) where the applicable injunction or other order is issued pursuant to any Antitrust Law, (ii) by the Company pursuant to Section 8.1(c) due to a material breach by Buyer of Section 5.2, which breach results in the conditions set forth in either Section 6.1(a) or Section 6.1(b) (in each case, as such conditions apply with respect to any Antitrust Law) being incapable of being satisfied, or (iii) by the Company or Buyer pursuant to Section 8.1(d) and as of the Outside Date, one or more of the conditions set forth in Section 6.1(a) or Section 6.1(b) (in each case, as such conditions apply with respect to any Antitrust Law) has not been satisfied and, in each case of clauses (i), (ii) and (iii), all of the other conditions set forth in Article VI have been satisfied or are capable of being satisfied (other than any such conditions which by their nature cannot be satisfied until the Closing Date but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination), then Buyer will, within three (3) Business Days following any such termination, pay to the Company or its designee in cash by wire transfer in immediately available funds to an account designated by the Company a termination fee in an amount equal to $17,500,000.00 (the “Termination Fee”). Each Party acknowledges that the agreements contained in this Section 8.3 are an integral part of this Agreement, and that, without these agreements, the Company would not enter into this Agreement. Accordingly, if Buyer fails to promptly pay any applicable amount when due pursuant to this Section 8.3, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Buyer for the fee set forth in this Section 8.3 or any portion of such fee, then Buyer shall pay to the Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate published in The Wall Street Journal on the date such payment was required to be made through the date of payment.
(a)    Notwithstanding anything to the contrary contained in this Agreement, in any circumstance in which the Buyer makes payment of the Termination Fee pursuant to this Section 8.3, the Termination Fee shall constitute the sole and exclusive remedy of the Company, the Equity Holders and any of their respective Affiliates against Buyer, Merger Sub or any of their respective Affiliates for all Losses suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or thereunder or otherwise arising out of, or directly or indirectly relating to this Agreement, the negotiation, execution or performance hereof or the transactions contemplated hereby, and upon payment of the Termination Fee, none of Buyer, Merger Sub or any of their respective Affiliates shall have any further liability or obligation to the Company, any Equity Holder or any of their respective Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby under any theory of law or equity.

ARTICLE IX

INDEMNIFICATION
Section 9.1        Indemnification Obligations of Equity Holders. Subject to the provisions of this Article IX, from and after the Closing, the Buyer Indemnified Parties shall be indemnified and held harmless (solely from amounts in the Indemnity Escrow Fund) from, against, and in respect of, any and all Losses arising out of:
(a)    Any breach of any representation or warranty made by the Company in Article III; (other than Section 3.13 (Taxes; Tax Returns)) determined for all purposes without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard, except in the case of the representations and warranties contained Section 3.8(b);
(b)    Any breach of any covenant, agreement or undertaking made by the Company in this Agreement that is required to be performed prior to the Closing;
(c)    Any (i) demand for appraisal rights under Section 262 of the Delaware General Corporate Law or (ii) claim, suit, litigation or other proceeding against any Group Company brought by any current or former stockholder of the Company in connection with the equity interest held by such party and arising out of or in connection with this Agreement;
(d)    Any (i) Action arising out of or related to the 2007 Acquisition Agreement or (ii) payment required, or alleged to be required, to be made pursuant to Section 2.7(a) of the 2007 Acquisition Agreement (in each case of this clause (ii), to the extent not reflected in Final Closing Indebtedness);
(e)    Any Closing Indebtedness or Company Transaction Expenses, in each case to the extent not reflected in Final Closing Indebtedness or Final Closing Company Transaction Expenses, as applicable; and
(f)    Any of the matters set forth on Schedule 9.1(f).
The Losses of Buyer Indemnified Parties described in this Section 9.1 as to which Buyer Indemnified Parties are entitled to indemnification are collectively referred to as “Buyer Losses”.
Section 9.2        Indemnification Obligations of Buyer. Subject to the provisions of this Article IX, from and after the Closing, Buyer shall indemnify and hold harmless each of Equity Holder Indemnified Parties from, against and in respect of any and all Losses arising out of:
(a)    Any breach of any representation or warranty made by Buyer or Merger Sub in Article IV determined for all purposes without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard;
(b)    Any breach of any covenant, agreement or undertaking made by Buyer or Merger Sub in this Agreement.
Section 9.3        Indemnification Procedure.
(a)    Promptly after receipt by an Indemnified Party of a notice from a third party of a claim, dispute, or threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding (a “Third Party Claim”) with respect to which such Indemnified Party may be entitled to indemnification under this Article IX, such Indemnified Party shall provide prompt written notice to Buyer or the Stockholders’ Representative (on behalf of the Equity Holders), whichever is the appropriate indemnifying Party under this Article IX (the “Indemnifying Party”); provided that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Article IX with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) actual and material prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days thereafter, to assume the defense of such Third Party Claim, including the employment of counsel reasonably satisfactory to the Indemnified Party; provided that, the Indemnifying Party must first acknowledge in writing that it would have an indemnity obligation for the Losses arising out of such Third Party Claim.
(b)    The Indemnifying Party shall not be entitled to assume the defense of such Third Party Claim if (i) the Indemnifying Party does not deliver the acknowledgement referred to in the proviso in Section 9.3(a), (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (iii) the Indemnified Party reasonably believes that an adverse determination with respect to the Third Party Claim would be materially detrimental to the reputation or future business prospects of the Indemnified Party or its Affiliates, (iv) the Third Party Claim seeks injunctive or equitable relief against the Indemnified Party or any of its Affiliates, (v) the Third Party Claim involves a customer of the Group Companies or (vi) the Indemnifying Party has failed or is failing to prosecute or vigorously defend the Third Party Claim, and such failure has not been cured within fifteen (15) days following written notice thereof delivered by the Indemnified Party to the Indemnifying Party. For purposes of clarity, (i) Buyer acknowledges that the Indemnifying Party shall be entitled to assume the defense of the matter referenced in Item 1 of Schedule 9.1(f), and (ii) that the Indemnifying Party will be entitled to reimbursement for its reasonable out-of-pocket expenses in pursuing the defense of such matter from the Specific Indemnity Escrow Fund.
(c)    In any Third Party Claim with respect to which indemnification is being sought under this Article IX, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense; provided that the foregoing will not limit such Party’s ability to recover the amount of such attorneys’ fees to the extent they would otherwise constitute indemnifiable Losses hereunder. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.
(d)    No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought under this Article IX without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).
(e)    If the Indemnifying Party assumes control of the defense of any Third Party Claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) before entering into any settlement of such Third Party Claim unless such settlement (i) includes an unconditional release of the Indemnified Party from all liability arising out of such claim, (ii) does not contain any admission or statement admitting any wrongdoing or liability on behalf of the Indemnified Party, and (iii) involves only the payment of monetary relief that will be paid from the Indemnity Escrow Fund (subject to the other limitations set forth in this Article IX).
(f)    If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a Third Party Claim, then such Indemnified Party shall send written notice of such claim to the appropriate Indemnifying Party. Such notice shall specify in reasonable detail the basis for such claim to the extent then known by the Indemnified Party. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, arbitration, litigation or otherwise) and, within five (5) Business Days after the final determination of the merits and amount of such claim, (i) if the Indemnifying Party is the Equity Holders, then the Stockholders’ Representative shall cause the Escrow Agent to pay to Buyer in immediately available funds an amount equal to such claim as determined under this Article IX and (ii) if the Indemnifying Party is Buyer, then Buyer shall pay to the Stockholders’ Representative (on behalf of the Equity Holders), an amount equal to claim as determined under this Article IX.

Section 9.4        Claims Period.
(a)    (i) The Claims Period with respect to any claim under this Article IX (other than any claim with respect to Item 1 on Schedule 9.1(f)) or Section 5.4 shall begin on the Closing Date and terminate on the date that is fifteen (15) months following the Closing Date (the “Initial Claims Period”) and (ii) the Claims Period with respect to any claim under Item 1 on Schedule 9.1(f) shall begin on the Closing Date and terminate on the date that is three (3) years after the Closing Date.
(b)    No claim for indemnification under this Article IX or Section 5.4 can be made after the expiration of the applicable Claims Period; provided if prior to the close of business on the last day of the applicable Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof.
Section 9.5        Liability Limits. Notwithstanding anything to the contrary set forth in this Agreement, except in the case of a claim for fraud in the breach of any representation or warranty set forth in ARTICLE III or ARTICLE IV, the Equity Holders’ obligation to indemnify, defend and hold Buyer Indemnified Parties harmless, and Buyer’s obligation to indemnify, defend and hold the Equity Holder Indemnified Parties harmless, shall be limited as follows:
(a)    No amounts of indemnity shall be payable pursuant to Section 9.1(a) or Section 9.2(a) unless and until (i) each claim or series of claims arising from the same or substantially similar facts or circumstances exceeds $50,000 (the “De Minimis Threshold”) and (ii) the applicable Indemnified Parties shall have suffered Losses in excess of $3,500,000 (the “Deductible Amount”) in the aggregate, in which case such Indemnified Parties shall be entitled to recover only Losses in excess of the Deductible Amount; provided that amounts of indemnity for Losses pursuant to Section 9.1(a) or Section 9.2(a) with respect to any breach of any Company Fundamental Representation or any Buyer Fundamental Representation, as applicable, shall not be subject to the De Minimis Threshold or the Deductible Amount;
(a)    Any indemnification obligation of the Equity Holders pursuant to (i) this Article IX (other than any claim with respect to Item 1 on Schedule 9.1(f)) or Section 5.4 shall be satisfied solely from the General Indemnity Escrow Fund and (ii) any claim with respect to Item 1 on Schedule 9.1(f) shall be satisfied solely from the Specific Indemnity Escrow Fund; it being understood that nothing in this Section 9.5(b) shall limit Buyer’s ability to recover Buyer Losses under the Buyer Rep and Warranty Policy;
(b)    In no event shall the aggregate amount of indemnity required to be paid by the Equity Holders pursuant to Section 9.1 or otherwise (other than any claim with respect to Item 1 on Schedule 9.1(f)) exceed the General Indemnity Escrow Fund, and if the General Indemnity Escrow Fund is insufficient to satisfy any amount of any Buyer Loss or Covered Tax (other than in connection with any claims with respect to Item 1 on Schedule 9.1(f)), then such amount of such Buyer Loss shall remain unsatisfied (solely as between the Buyer Indemnified Parties and the Equity Holders) and no Buyer Indemnified Party shall be entitled to recover any such shortfall from any Equity Holder;
(c)    In no event shall the aggregate amount of indemnity required to be paid by the Equity Holders pursuant to any claim with respect to Item 1 on Schedule 9.1(f) exceed the Specific Indemnity Escrow Fund, and if the Specific Indemnity Escrow Fund is insufficient to satisfy any amount of any Buyer Loss, then such amount of such Buyer Loss shall remain unsatisfied (solely as between the Buyer Indemnified Parties and the Equity Holders) and no Buyer Indemnified Party shall be entitled to recover any such shortfall from any Equity Holder;
(d)    In no event shall the aggregate amount of indemnity required to be paid by the Buyer and its Affiliates hereunder exceed $585,000,000;
(e)    The amount of each claim for Buyer Losses by a Buyer Indemnified Party shall be deemed to be an amount equal to, and any payments from the Indemnity Escrow Fund pursuant to Section 9.1 shall be limited to, the amount of such Buyer Losses that remain after deducting therefrom (i) any third party insurance proceeds (net of any increase in insurance premium with respect thereto) and any indemnity, contributions or other similar payment actually recovered from any third party with respect thereto and (ii) any Tax benefit actually realized by a Buyer Indemnified Party or any Affiliate thereof with respect to Buyer Losses or items giving rise to such claim for indemnification to the extent the Tax benefit is actually realized in the year of the Buyer Loss or item giving rise to such a claim or the following two (2) taxable years, or a prior year, in each case of clauses (i) and (ii), net of any collection costs;
(f)    The amount of indemnity payable pursuant to Section 9.1 with respect to any Buyer Loss shall be reduced to the extent such Buyer Loss is reflected on the Final Closing Statement;
(g)    Any Indemnified Party that becomes aware of a Loss for which it seeks indemnification under this Article IX shall be required to use commercially reasonable efforts to (i) recover for such Loss under any available third party sources of recovery (including insurance policies), and (ii) mitigate such Loss after becoming aware thereof, and an Indemnifying Party shall not be liable for any Loss to the extent that it is attributable solely to the Indemnified Party’s failure to mitigate;
(h)    No Party shall be deemed to have breached any representation or warranty under this Agreement solely as a result of (i) any alteration, repeal or enactment of any Law after the Closing Date (even if such alteration, repeal or enactment is applied with retroactive effect) or (ii) any change in the accounting policies, practices or procedures adopted by Buyer and/or its Affiliates after the Closing Date;
(i)    In any case where a Buyer Indemnified Party recovers from any third party any amount in respect of a matter with respect to which the Equity Holders have indemnified Buyer pursuant to this Article IX, such Buyer Indemnified Party shall promptly pay over to the Escrow Agent, if during the applicable Claims Period or, to the Stockholders’ Representative (on behalf of the Equity Holders), if after the applicable Claims Period, the amount so recovered (but not in excess of the amount by which the Equity Holders have indemnified Buyer pursuant to this Agreement) net of any costs of recovery;
(j)    With respect to the matter referenced in Item 1 on Schedule 9.1(f), the Buyer Indemnified Parties shall use their commercially reasonable efforts to obtain recovery for such matter under available insurance policies, and shall only be permitted to recover payment from the Specific Indemnity Escrow Fund after the Buyer Indemnified Parties have used their commercially reasonable efforts to obtain such recovery; provided that, it is expressly understood and agreed that the foregoing shall not in any way alter the time at which, or the ability of, the Buyer Indemnified Parties would otherwise be permitted to submit a notice of an indemnity claim pursuant to this Article IX;
(k)    With respect to the matters referenced in Item 1 on Schedule 9.1(f), the Buyer Indemnified Parties shall only bring claims for Losses related to or arising out of such matter pursuant to Section 9.1(f), and not under any other clause of Section 9.1; and
(l)    The liability of the Equity Holders for Buyer Losses shall be considered in the aggregate and shall be determined on a cumulative basis so Buyer Losses incurred under this Article IX shall be combined with all other Buyer Losses incurred under this Article IX for purposes of determining limitations on liability, including the maximum liability amounts described above.
Section 9.6        Exclusive Remedies. From and after the Closing, the provisions of Section 5.4, this Article IX and Section 10.10 set forth the exclusive rights and remedies of the Parties to seek or obtain damages or any other remedy or relief whatsoever from any party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby. Without in any way limiting the provisions of Section 9.5, the Parties agree that, excluding any claim for injunctive or other equitable relief, the indemnification provisions of Section 5.4 and this Article IX are intended to provide the sole and exclusive remedy as to all claims against either the Company and the Equity Holders (it being acknowledged and agreed that the Equity Holders shall have no liability under this Agreement apart from their beneficial interests in the Indemnity Escrow Fund and the Adjustment Escrow Fund), on the one hand, and Buyer, on the other hand, may incur arising from or relating to this Agreement and the agreements and documents contemplated hereby and the transactions contemplated hereby and thereby. In furtherance of the foregoing, from and after the Closing, the Parties hereby waive, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against the Equity Holders, the Company, Buyer, as the case may be, arising under or based upon any federal, state or local Law (including any such Law relating to environmental matters or arising under or based upon any securities Law, common Law or otherwise). Notwithstanding anything to the contrary in this Section 9.6, this Section 9.6 shall not operate to (a) interfere with or impede the operation of the provisions of Article II providing for the resolution of certain disputes relating to the Merger Consideration between the Parties and/or by the Accounting Firm, (b) limit the rights of the Parties to seek equitable remedies (including specific performance or injunctive relief), (c) limit the rights of the Indemnified Persons pursuant to Section 5.5, (d) prevent or limit any claim related to fraud based on the representations and warranties set forth in Article III or Article IV by Buyer, Merger Sub or the Company in connection with the transactions contemplated by this Agreement, or (e) limit Buyer’s rights or any Equity Holder’s obligations under any Support Agreement. The Parties hereby waive and release any and all tort claims and causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any tort claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).
Section 9.7        Payment of Indemnity Escrow Amount. (a) Subject to the provisions of the Escrow Agreement, any distributions from the Indemnity Escrow Fund to the Stockholders’ Representative or its designee for further credit to the Equity Holders shall be made as follows:
(xvii)    first, that portion of such distribution as directed by the Stockholders’ Representative shall be paid to the Company, which the Company shall distribute, less applicable withholding Tax, to the SAR Participants through the Company’s payroll system in accordance with instructions provided by the Stockholders’ Representative;
(xviii)    next, the amount of such remaining distribution, if any, required to satisfy the payments to be made to holders of the Preferred Stock pursuant to Sections 2.2(b)(i) through (v) shall be paid to the Paying Agent for further distribution to the holders of Preferred Stock in the order of priority set forth in Sections 2.2(b)(i) through (v); and
(xix)    thereafter, only to the extent a portion of such distribution remains unpaid, such amount shall be paid (A) to the Paying Agent in an amount equal to the remainder of such distribution amount multiplied by the aggregate Pro Rata Percentages of the Stockholders, for further distribution to the Stockholders in accordance with their respective Pro Rata Percentages, and (B) to the Company in an amount equal to the remainder of such distribution multiplied by the aggregate Pro Rata Percentages of the In-the-Money Option Holders, which the Company shall distribute through the Company’s payroll system to the In-the-Money Option Holders, less applicable withholding Tax, in accordance with their respective Pro Rata Percentages.
(b)    Subject to the terms of the Escrow Agreement, if, following the expiration of the Initial Claims Period, there are amounts remaining in the General Indemnity Escrow Fund, then Buyer and the Stockholders’ Representative shall jointly direct the Escrow Agent to release such amount to the Stockholders’ Representative or its designees pursuant to Section 9.7(a), less the aggregate of the Buyer’s good faith estimates of Losses set forth in any valid written notices of claims for indemnification (other than with respect to claims under Item 1 on Schedule 9.1(f)) that have timely been delivered to the Stockholders’ Representative hereunder that remain pending or unresolved.
(c)    Subject to the terms of the Escrow Agreement, within five (5) Business Days following the first anniversary of the Closing Date, Buyer and the Stockholders’ Representative shall jointly instruct the Escrow Agent to pay to the Stockholders’ Representative or its designees pursuant to Section 9.7(a) an amount equal to (i) the remaining amount of the Specific Indemnity Escrow Fund at such time, if any, minus (ii) the aggregate of the Buyer’s good faith estimates of Losses set forth in any valid written notices of claims for indemnification with respect to claims under Item 1 on Schedule 9.1(f) that have timely been delivered to the Stockholders’ Representative hereunder prior to the first anniversary of the Closing Date that remain pending or unresolved, minus (iii) $4,000,000.

(d)    Subject to the terms of the Escrow Agreement, within five (5) Business Days following the second anniversary of the Closing Date, Buyer and the Stockholders’ Representative shall jointly instruct the Escrow Agent to pay to the Stockholders’ Representative or its designees pursuant to Section 9.7(a) an amount equal to (i) the remaining amount of the Specific Indemnity Escrow Fund at such time, if any, minus (ii) the aggregate of the Buyer’s good faith estimates of Losses set forth in any valid written notices of claims for indemnification with respect to claims under Item 1 on Schedule 9.1(f) that have timely been delivered to the Stockholders’ Representative hereunder prior to the second anniversary of the Closing Date that remain pending or unresolved, minus (iii) $2,000,000.
(e)    Subject to the terms of the Escrow Agreement, within five (5) Business Days following the third anniversary of the Closing Date, Buyer and the Stockholders’ Representative shall jointly instruct the Escrow Agent to pay to the Stockholders’ Representative or its designees pursuant to Section 9.7(a) an amount equal to the aggregate amount of the remaining Specific Indemnity Escrow Fund less the aggregate of the Buyer’s good faith estimates of Losses set forth in any valid written notices of claims for indemnification with respect to claims under Item 1 on Schedule 9.1(f) that have timely been delivered to the Stockholders’ Representative hereunder prior to the third anniversary of the Closing Date that remain pending or unresolved. Any reserve amount held in the Escrow Account following the third anniversary of the Closing Date that is not expended in resolving such claim shall, upon joint written instruction to the Escrow Agent by Buyer and the Stockholders’ Representative, be disbursed to the Stockholders’ Representative or its designee pursuant to Section 9.7(a) after final resolution of the Claim to which it relates.
(f)    Notwithstanding anything to the contrary in this Agreement, within five (5) Business Days following the final resolution of the matter referenced in Item 1 on Schedule 9.1(f), Buyer and the Stockholders’ Representative shall jointly instruct the Escrow Agent to pay to the Stockholders’ Representative or its designees pursuant to Section 9.7(a) an amount equal to the aggregate amount of the remaining Specific Indemnity Escrow Fund.

ARTICLE X

MISCELLANEOUS
Section 10.1    Fees and Expenses. Except as otherwise expressly provided herein, each Party shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel; provided, that (i) the Company Transaction Expenses shall be paid by the Company and deducted from the Merger Consideration pursuant to Section 2.2, and (ii) Buyer shall pay all fees, costs and expenses (including attorneys’ fees) of the Escrow Agent.
Section 10.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered in person or by facsimile, (b) on the next Business Day when sent by overnight courier, or (c) on the second succeeding Business Day when sent by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):
If to Buyer or Merger Sub, to:

Charles River Laboratories International, Inc.
251 Ballardvale Street
Wilmington, MA 01887
Attention: Matthew Daniel, Corporate Vice President, Deputy General Counsel
Telephone: 781-222-6273
Facsimile: 978-988-5665

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Michael Davis
Telephone: 212-450-4184
Facsimile: 212-701-5184

If to the Company (prior to the Closing) to:

WRH, Inc.
c/o American Capital Equity
Two Bethesda Metro Center
12th Floor
Bethesda, MD 20814
Attention: Compliance Officer
Facsimile No.: (301) 654-6714

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521
Attention:    Raymond E. Baltz, Jr.
Telephone: (404) 572-4715
Facsimile: (404) 572-5100

If to the Stockholders’ Representative to:

American Capital Equity III, LP
c/o American Capital Equity
Two Bethesda Metro Center
12th Floor
Bethesda, MD 20814
Attention: Compliance Officer
Facsimile No.: (301) 654-6714

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia 30309-3521
Attention:    Raymond E. Baltz, Jr.
Telephone: (404) 572-4715
Facsimile: (404) 572-5100

Section 10.3    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.4    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Parties; provided, that (i) Buyer and Merger Sub shall be permitted, without the consent of any other party hereto, to make a collateral assignment to any lender (or agent thereof) providing debt financing in connection with the transactions contemplated by this Agreement and (ii) Buyer shall be permitted, without the consent of any other party hereto, to assign its rights and obligations hereunder, in whole or in part, to any Affiliate of Buyer; provided that, in each case of clauses (i) and (ii), notwithstanding any such assignment, Buyer and Merger Sub, as applicable, shall remain responsible for all of their respective obligations pursuant to this Agreement.
Section 10.5    No Third Party Beneficiaries. Except as otherwise provided in Section 5.5 and Section 10.18, this Agreement is exclusively for the benefit of the Company, and its respective successors and permitted assigns, with respect to the obligations of Buyer and Merger Sub under this Agreement, and for the benefit of Buyer and Merger Sub, and their respective successors and permitted assigns, with respect to the obligations of the Company under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right. Notwithstanding anything herein to the contrary, the Company shall have the right to enforce the rights of the Equity Holders to pursue damages in the event of Buyer’s or Merger Sub’s material breach of this Agreement, in which event the damages recoverable by the Company for itself and on behalf of the Equity Holders shall be determined by reference to the total amount that would have been recoverable by the Equity Holders if all such Equity Holders brought an action against Buyer or Merger Sub and were recognized as intended third party beneficiaries hereunder.
Section 10.6    Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.
Section 10.7    Consent to Jurisdiction, Etc.. Each Party hereby irrevocably agrees that any Legal Dispute shall be brought only to the exclusive jurisdiction of the courts of the State of Delaware or the federal courts located in the State of Delaware, and each Party hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 10.7 is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each Party hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such Party is not subject to the personal jurisdiction thereof, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such Party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 10.7 following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws. EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, UNLESS FAILURE TO BRING SUCH COUNTERCLAIM WOULD RESULT IN A WAIVER OR ESTOPPEL THEREOF, OR OTHERWISE PREJUDICE SUCH PARTY’S RIGHTS IN ANY MATERIAL RESPECT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A

SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
Section 10.8    Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Escrow Agreement, the Letters of Transmittal, the Support Agreements and the other documents delivered pursuant hereto or thereto constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement. Each Party acknowledges and agrees that, in entering into this Agreement, such Party has not relied on any promises or assurances, written or oral, that are not reflected in this Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement, the Escrow Agreement and the other documents delivered pursuant to this Agreement.
Section 10.9    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.
Section 10.10    Specific Performance. The Parties acknowledge that the rights of each Party to consummate the transactions contemplated hereby are unique and recognize and affirm that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non‑breaching Party may have no adequate remedy at law. Accordingly, the Parties agree that such non‑breaching Party shall have the right, in addition to any other rights and remedies existing in their favor at law or in equity, to enforce their rights and the other Party’s obligations hereunder not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security), including any order, injunction or decree sought by the Company and/or the Stockholders’ Representative to cause Buyer and/or Merger Sub to perform its agreements and covenants contained in this Agreement. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement.
Section 10.11    Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or e-mail shall be as effective as delivery of a manually executed counterpart of the Agreement.
Section 10.12    Amendment; Modification. This Agreement may be amended, modified or supplemented at any time only by written agreement of the Parties.
Section 10.13    Time of Essence. With regard to all dates and time periods set forth in this Agreement, time is of the essence.
Section 10.14    Administrative Expense Account.
(a)    The Stockholders’ Representative shall hold the Administrative Expense Amount in the Administrative Expense Account as a fund from which the Stockholders’ Representative may pay any amounts due by the Equity Holders hereunder, including, any losses, third-party fees, expenses or costs it incurs in performing its duties and obligations under this Agreement by or on behalf of the Equity Holders, including fees and expenses incurred pursuant to the procedures and provisions set forth in Section 2.8 and legal and consultant fees, expenses and costs for reviewing, analyzing and defending any claim or process arising under or pursuant to this Agreement (collectively, “Administrative Costs”).
(b)    Amounts drawn from the Administrative Expense Account to pay Administrative Costs shall be drawn to reflect each Equity Holder’s liability for such Administrative Costs in accordance with its respective Pro Rata Percentage.

(c)    At such time, and from time to time, that the Stockholders’ Representative determines in its discretion that the Administrative Expense Amount will not be required for the payment of such fees, expenses or costs, the Stockholders’ Representative shall, (i) first, distribute to the Paying Agent the amount of such remaining Administrative Expense Amount, if any, required to satisfy the payments to be made to holders of the Preferred Stock pursuant to Sections 2.2(b)(i) through (v), for further distribution to the holders of Preferred Stock in the order of priority set forth in Sections 2.2(b)(i) through (v); and (ii) thereafter, only to the extent a portion of such Administrative Expense Amount remains unpaid, (x) pay to the Paying Agent an amount equal to the remainder of the Administrative Expense Amount multiplied by the aggregate Pro Rata Percentages of the Stockholders, for further distribution to the Stockholders in accordance with their respective Pro Rata Percentages, and (y) pay to the Company an amount equal to the remainder of the Administrative Expense Amount multiplied by the aggregate Pro Rata Percentages of the In-the-Money Option Holders, which the Company shall distribute through the Company’s payroll system, to the In-the-Money Option Holders, less applicable withholding Tax, in accordance with their respective Pro Rata Percentages.
(d)    The Stockholders’ Representative shall report and withhold any Taxes (from amounts paid by or from the Administrative Expense Account) as required by applicable Law.
Section 10.15    Stockholders’ Representative.
(a)    By virtue of the adoption of this Agreement, the delivery of the Letters of Transmittal and/or acceptance of any portion of the Merger Consideration, each Equity Holder shall be deemed to have designated the Stockholders’ Representative to execute any and all instruments or other documents on behalf of such Equity Holder, and to do any and all other acts or things on behalf of such Equity Holder, which the Stockholders’ Representative may deem necessary or advisable, or which may be required pursuant to this Agreement, the Escrow Agreement or otherwise, in connection with the consummation of the transactions contemplated hereby or thereby and the performance of all obligations hereunder or thereunder at or following the Closing, including, but not limited to, the exercise of the power to: (i) negotiate and execute the Escrow Agreement on behalf of each Equity Holder, (ii) act for each Equity Holder with respect to any Merger Consideration Adjustment, (iii) give and receive notices and communications to or from Buyer and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement or the Escrow Agreement expressly contemplates that any such notice or communication shall be given or received by such Equity Holders individually), and (iv) take all actions necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing. The Stockholders’ Representative shall have authority and power to act on behalf of each Equity Holder with respect to the disposition, settlement or other handling of all claims under this Agreement and the Escrow Agreement and all rights or obligations arising under this Agreement and the Escrow Agreement. The Equity Holders shall be bound by all actions taken and documents executed by the Stockholders’ Representative in connection with this Agreement and the Escrow Agreement, and Buyer shall be entitled to rely on any action or decision of the Stockholders’ Representative. The Stockholders’ Representative shall receive no compensation for its services. Notices or communications to or from the Stockholders’ Representative shall constitute notice to or from each Equity Holder.
(b)    In performing the functions specified in this Agreement, the Stockholders’ Representative shall not be liable to any Equity Holder in the absence of gross negligence or willful misconduct on the part of the Stockholders’ Representative. Each Equity Holder shall severally (based on each such Equity Holder’s Pro Rata Percentage), and not jointly, indemnify and hold harmless the Stockholders’ Representative from and against any loss incurred without gross negligence or willful misconduct on the part of the Stockholders’ Representative and arising out of or in connection with the acceptance or administration of its duties hereunder.
Section 10.16    Schedules. Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement in respect of which the applicability of such disclosure is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Schedules hereto is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement
Section 10.17    Conflict Waiver. King & Spalding LLP has represented the Company and the Equity Holders. All Parties recognize the commonality of interest that exists and will continue to exist until Closing, and the Parties agree that such commonality of interest should continue to be recognized after the Closing. Specifically, Buyer agrees that (a) it shall not, and shall not cause the Company or any Affiliate of the Company to, seek to have King & Spalding LLP disqualified from representing any Equity Holder or such Equity Holder’s Affiliates in connection with any dispute that may arise between such parties and Buyer or the Company in connection with this Agreement or the transactions contemplated by this Agreement on the basis of King & Spalding LLP’s prior representation of the Company and the Equity Holders in connection with this Agreement and the transactions contemplated hereby, and (b) in connection with any such dispute, the Equity Holders or the Equity Holders’ Affiliates involved in such dispute (and not Buyer or the Company) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Company and King & Spalding LLP that occurred prior to the Closing. Buyer further agrees that, as to all communications among King & Spalding LLP, any Equity Holder, the Company, any of its Subsidiaries, and/or the Stockholders’ Representative that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Stockholders’ Representative and may be controlled by the Stockholders’ Representative and shall not pass to or be claimed by the Buyer, the Company or any of its Subsidiaries; provided that with respect to communications among King & Spalding LLP and the Company or any of its Subsidiaries, such agreement shall only apply to communications occurring prior to the Closing. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer, the Company or any of its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Company and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by King & Spalding LLP or any Equity Holder to such third party; provided, however, that neither the Company nor any of its Subsidiaries may waive such privilege without the prior written consent of the Stockholders’ Representative.
Section 10.18    No Recourse. Except in the case of a claim for fraud in the breach of any representation or warranty set forth in ARTICLE III or ARTICLE IV, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) a Party and then only with respect to the specific obligations set forth herein with respect to such Party. No Person who is not a Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach, and, to the maximum extent permitted by Laws, each Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Laws, and except in the case of a claim for fraud in the breach of any representation or warranty set forth in ARTICLE III or ARTICLE IV, (a) each Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (b) each Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Nothing in this Section 10.18 shall limit, amend or modify any Party’s rights, liabilities or obligations under any Letter of Transmittal or any Support Agreement entered into by such Party.
Section 10.19    Construction.
(a)    Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including “ do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), and vi) the terms “year” and “years” mean and refer to calendar year(s).
(b)    Unless otherwise set forth in this Agreement, references in this Agreement to (i) any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time, and (ii) a particular Law means such Law, as amended, modified, supplemented or succeeded from time to time and in effect on the date hereof and the rules and regulations promulgated thereunder. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.
(c)    This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.

[Signatures follow on next page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

BUYER:
CHARLES RIVER LABORATORIES INTERNATIONAL, INC.

By: /s/ James Foster______________________________
Name: James Foster
Title: Chairman, President and CEO

MERGER SUB:

PRETZEL ACQUISITION CORPORATION

By:	/s/ David Johst________________________
Name: David Johst
Title: Secretary and Treasurer

COMPANY:
WRH, INC.

By:	/s/ David Spaight______

Name: David Spaight

Title: Chairman, CEO and President

[Signature Pages Continue]

[Signature page to Agreement and Plan of Merger]

STOCKHOLDERS’ REPRESENTATIVE:
AMERICAN CAPITAL EQUITY III, LP, solely in its capacity as the Stockholders’ Representative
By: American Capital Equity GP III, LP, its General Partner
By: American Capital Equity Management, LLC, its General Partner

By:	/s/ Justin DuFour Name: Justin DuFour Title: SVP and Partner

[Signature page to Agreement and Plan of Merger]

EXHIBIT A
DEFINITIONS
For purposes of this Agreement, each of the following terms (including the singular and plural thereof, as applicable) shall have the meaning set forth below:
“2007 Acquisition Agreement” means the Agreement and Plan of Merger dated as of July 10, 2007 by and among WRH Intermediate Holding, Inc., WRH Acquisition, Inc., WIL Research Holding Company, Inc. and Behrman Capital III L.P., solely in its capacity as the stockholders’ representative thereunder.
“Action” means any action, complaint, claim, arbitration, hearing, litigation, charge, suit, investigation, review, audit, demand letter, warning letter, request for information or other proceeding, in each case, by or before any arbitrator, mediator or Governmental Entity.
“Adjustment Escrow Amount” means an amount equal to $750,000.
“Adjustment Escrow Fund” has the meaning given to such term in the Escrow Agreement.
“Administrative Expense Account” means the account maintained by the Stockholders’ Representative into which the payment required by the Equity Holders in accordance with Section 2.3(d) shall be made and any successor account in which the Administrative Expense Amount shall be held by the Stockholders’ Representative.
“Administrative Expense Amount” means $500,000.00, and any earnings on such amount, as such amount may be reduced from time to time by payments made therefrom in accordance with the terms of this Agreement.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under common control with, such specified Person; provided, however, none of American Capital Equity III, LP, American Capital Equity II, LP, American Capital Equity I, LP or any of their respective portfolio companies (other than the Company (but solely with respect to a determination made prior to the Closing Date)) shall be deemed an Affiliate of the Stockholder’s Representative or any Equity Holder for any reason hereunder.
“Aggregate Liquidation Amount” means the aggregate amount of the Series A Liquidation Amounts with respect to all shares of Series A Preferred Stock, plus the Series B Liquidation Amounts with respect to all shares of Series B Preferred Stock, plus the Series C Liquidation Amounts with respect to all shares of Series C Preferred Stock, plus the Series D Liquidation Amounts with respect to all shares of Series D Preferred Stock, plus the Series E Liquidation Amounts with respect to all shares of Series E Preferred Stock.
“Aggregate Option Exercise Price” means the aggregate exercise price payable by all In-the-Money Option Holders with respect to the In-the-Money Options.
“Antitrust Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Approving Persons” means each of American Capital Equity II, LP, American Capital Equity III, LP, Steve Barkyoumb, JP Briffaux, Stephane Bulle, Alan Findlater; Wilbert Frieling, Nutan Gangrade, John Maxwell, Jos Mertens, Howard Moody, Andrew Nathanson, George Parker, David Spaight, Don Stump and Andy Vick.

“Audit Support Amount” means an amount equal to any fees or costs paid by the Company to its auditor, KPMG or Rich Feigel in obtaining the 2015 Audited Financials that are incremental to such costs that would have been incurred beyond the amount set forth in the respective engagement letters with the Company or its Subsidiaries as of the date hereof (and which have been furnished to Buyer prior to the date hereof) but for the condition in Section 6.3(e); provided, that the Audit Support Amount shall not exceed $250,000.
“Balance Sheet Date” means the date of Interim Balance Sheet.
“Business Day” means any day except Saturday, Sunday or any days on which banks are generally not open for business in New York, New York.
“Buyer Fundamental Representations” means the representations and warranties of the Buyer set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.5 (Financial Capability), Section 4.6 (Organization of Merger Sub), Section 4.7 (Solvency) and Section 4.8 (Certain Fees).
“Buyer Indemnified Parties” means Buyer and its Affiliates, and each of their respective officers, directors, members, managers, shareholders, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.
“Buyer Rep and Warranty Policy” means the representation and warranty policy acquired by Buyer, at Buyer’s cost, in connection with the transactions contemplated by this Agreement
“Cash and Cash Equivalents” means the cash, cash equivalents, checks received but not cleared to the extent that the amounts to be paid by such checks have been applied to reduce a category of current assets reflected in Net Working Capital, checks issued but not cleared to the extent that the amounts to be paid by such checks have been applied to reduce a categories of current liabilities reflected in Net Working Capital and deposits in transit to the extent the amounts to be paid by such deposits in transit have been applied to reduce a category of current assets reflected in Net Working Capital of the Group Companies as of 11:59 p.m. Eastern time on the day immediately prior to the Closing Date, excluding any cash delivered to any Group Company pursuant to Section 2.2(b)(i) in respect of the Option Payments.
“Claims Period” means the period during which a claim for indemnification may be asserted under Article IX or Section 5.4 by an Indemnified Party.
“Class A Common Stock” means the Class A Voting Common Stock, par value $0.001 per share, of the Company.
“Class B Common Stock” means the Class B Non-Voting Common Stock, par value $0.001 per share, of the Company.
“Code” means the United States Internal Revenue Code of 1986.
“Collective Bargaining Agreement” means any agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Service Providers.
“Common Stock” means the Class A Common Stock and the Class B Common Stock.
“Company Benefit Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Affiliates for the current or future benefit of any current or former Service Provider or (y) for which any Group Company has any direct or indirect liability. For the avoidance of doubt, a Collective Bargaining Agreement shall constitute an agreement for purposes of clauses (ii) and (iii).
“Company Certificate” shall mean the Amended and Restated Certificate of Incorporation of the Company, dated July 17, 2007.
“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 3.1 (Organization), Section 3.2 (Authorization), Section 3.3 (Capitalization), Section 3.19 (Certain Fees), and Section 3.21 (Affiliate Transactions).
“Company Software” means any software (other than “off the shelf” software) owned by a Group Company, together with any related source code, object code, firmware, operating systems and specifications.
“Company Stock” means all of the issued and outstanding Common Stock and Preferred Stock.
“Company Subsidiary” means any Subsidiary of the Company.
“Company Transaction Expenses” means the legal, accounting, financial advisory, and other advisory, transaction or consulting fees and expenses incurred by the Group Companies, the Stockholders’ Representative or the Equity Holders in connection with the transactions contemplated by this Agreement, including (a) any fees and expenses payable under the terms of the Managerial Assistance Agreement, (b) transaction-related bonuses, retention awards, change in control or severance payments or other similar amounts payable by any Group Company in connection with the consummation of the transactions contemplated by this Agreement together with any related employment or payroll Taxes payable by any Group Company (including, for avoidance of doubt, any employment or payroll Taxes payable in connection with any Option Payment or payment in respect of the SAR Closing Payment Amount), in each case to the extent not paid at or prior to the Closing by the Group Companies, the Stockholders’ Representative or the Equity Holders, (c) the amount of the D&O Tail Premium and (d) all fees, costs and expenses (including attorneys’ fees) of the Paying Agent; provided, that the Company Transaction Expenses shall not include (i) the SAR Closing Payment Amount or (ii) any severance payments owed to any Service Provider as a result of the termination by Buyer or its Affiliates of such Service Provider’s relationship with a Group Company at or after the Closing.
“Confidentiality Agreement” means that certain confidentiality agreement by and between WIL Research Company, Inc. and Buyer, dated October 15, 2015.
“Contract” means any contract, agreement, lease, note, license or other commitment, in each case, to which any Group Company is legally bound, whether written or oral, and all amendments, side letters, modifications and supplements thereto.
“Covered Employee” means any Approving Person who is also a Service Provider and any employee of the Company or any of its Subsidiaries whose annual base compensation is $150,000 or more or who has the title of Vice President or above.
“Covered Taxes” means (i) any Taxes of a Group Company (or any predecessor) for a Pre-Closing Tax Period, (ii) any liability of a Group Company (or any predecessor) for the payment of a Tax as a result of the Group Company or predecessor being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, as a result of which liability of the Group Company or predecessor to a Taxing authority is determined or taken into account with reference to the activities of any other Person (including, without limitation, any liability of a Group Company pursuant to Treasury Regulations Section

1.1502-6), (iii) any liability of a Group Company (or any predecessor) for the payment of any amount as a result of being a party to any Tax sharing agreement before the Closing, (iv) any Loss resulting from a breach of any representation in Section 3.13 (Taxes; Tax Returns) or any covenant of the Equity Holders or the Stockholders’ Representative in Section 5.4 (Tax Indemnity; Other Tax Matters); and (v) any employment or payroll Taxes payable by Buyer, any Group Company or any of their Affiliates in respect of any amounts paid under this Agreement to any In-the-Money Option Holder in respect of an In-the-Money Option or SAR Participant in respect of a SAR Unit, in each case except to the extent otherwise taken into account in the determination of Final Closing Company Transaction Expenses. Notwithstanding the foregoing, the term “Covered Taxes” shall not include any Taxes related to the matters set forth on Schedule A-1.
“Dissenting Shares” means any shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights have been properly demanded in accordance with the DGCL in connection with the Merger.
“Environmental Laws” means all domestic, foreign or transnational federal, state and local Laws relating to (i) human health and safety, (ii) the protection, preservation or remediation of the environment or natural resources, including surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient air or pollution control or (iii) the exposure to, or storage, recycling, treatment, generation, transportation, production, Release, threatened Release or disposal of Hazardous Substances.
“Environmental Permits” means all material Licenses applicable to any Group Company issued pursuant to or relating to Environmental Laws.
“Equity Holder Indemnified Parties” means each Equity Holder and its respective Affiliates, and each of their respective officers, directors, members, managers, shareholders, employees, agents, trustees and representatives and each of the heirs, executors, successors and assigns of any of the foregoing.
“Equity Holders” means the Stockholders and the Option Holders.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Escheat Payment” means any payment required to be made to any Governmental Entity pursuant to an abandoned property, escheat or similar Law.
“Escrow Agent” means U.S. Bank National Association.
“Escrow Agreement” means the Escrow Agreement, by and among Buyer, the Stockholders’ Representative and the Escrow Agent, substantially in the form attached hereto as Exhibit C, subject to any comments requested by the Escrow Agent and mutually agreed by Buyer and the Stockholders’ Representative.
“FDA” means the U.S. Food and Drug Administration and corresponding regulatory agencies in other counties and states of the United States;
“Final Audit Support Amount” means the Audit Support Amount as set forth in the Final Closing Statement.
“Final Closing Cash” means the aggregate amount of Closing Cash set forth in the Final Closing Statement.
“Final Closing Company Transaction Expenses” means the aggregate amount of Closing Company Transaction Expenses set forth in the Final Closing Statement.
“Final Closing Indebtedness” means the aggregate amount of Closing Indebtedness set forth in the Final Closing Statement.

“Final Closing Net Working Capital” means the aggregate amount of Closing Net Working Capital set forth in the Final Closing Statement.
“Final Closing Statement” means the Preliminary Closing Statement as finally determined pursuant to Section 2.8.
“Final Merger Consideration Amount” means the amount of the Merger Consideration as set forth in the Final Closing Statement.
“Fully Diluted Shares” means, as of the time of determination, the sum of (a) the aggregate number of shares of Common Stock outstanding as of such time, plus (b) the aggregate number of shares of Common Stock issuable upon the conversion of all shares of Preferred Stock outstanding as of such time, plus (c) the aggregate number of shares of Common Stock into which the In-the-Money Options are exercisable as of such time.
“GAAP” means generally accepted accounting principles in the United States as applied consistently with the past practices of the Company in the preparation of the year-end audited financial statements.
“General Indemnity Escrow Amount” means an amount equal to $1,462,500.
“General Indemnity Escrow Fund” has the meaning given to such term in the Escrow Agreement.
“Good Clinical Practice” means any applicable Law, guidance of any Governmental Entity and prevailing industry practices concerning the conduct of clinical trials, including 21 C.F.R. Parts 50, 54, 56 and 312.
“Good Laboratory Practice” means any applicable Law, guidance of any Governmental Entity and prevailing industry practices concerning the conduct of non-clinical trials, including 21 C.F.R. Part 58.
“Good Manufacturing Practice” means any applicable Law, guidance of any Governmental Entity and prevailing industry practices concerning manufacturing practices for pharmaceutical products (and components thereof), including 21 C.F.R. Parts 210, 211.
“Governmental Entity” means any transnational, domestic or foreign, federal, state or local government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.
“Group Companies” means, collectively, the Company and each of the Company Subsidiaries.
“Hazardous Substance” means any waste (human, animal or otherwise), pollutant, contaminant, hazardous substance, toxic, radioactive, radioisotopic or corrosive substance, including petroleum or petroleum-derived products or by-products, chemical liquids or solids, liquid or gaseous products, asbestos, lead, radon, polychlorinated biphenyls or any constituent of any of the foregoing or any substance included within any definition of “hazardous substances”, “hazardous waste”, “special waste”, “hazardous substance”, “hazardous materials”, “toxic substance”, “toxic mold” or words of similar import under any Environmental Law.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“In-the-Money Option Holder” means a holder of In-the-Money Options.
“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, breakage costs, fees and premiums) of such Person (including, for the avoidance of doubt, any prepayment or similar penalties with respect to the prepayment of any of the foregoing or amounts that become payable as a result of the transactions contemplated hereby) (a) for borrowed money, (b) evidenced by notes, bonds, debentures, hedging or swap arrangements or similar contracts or instruments, (c) for the deferred purchase price of assets, property, goods or services including obligations under any “earn-outs” or similar obligations (including amounts due to former owners of any Group Company other than trade payables or accruals incurred in the Ordinary Course and that are not past due) and with respect to any conditional sale, title retention, consignment or similar arrangements, (d) by which such Person assured a creditor against loss, including letters of credit, standby letters of credit and bankers’ acceptances, in each case to the extent drawn upon or payable and not contingent, (e) in respect of the portion of any leases required under GAAP to be classified as capital leases, (f) in respect of any interest rate, currency hedging agreement or other similar instrument, (g) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of borrowing, (h) under Section 2.7(a) of the 2007 Acquisition Agreement, (i) accrued obligations in respect of severance obligations or bonuses for the 2015 fiscal year, and (j) accrued liabilities for contract termination fees and litigation costs, and (l) in the nature of guarantees of the obligations described in clauses (a) through (j) above of any other Person, in each case excluding intercompany indebtedness.
“Indemnified Party” means any Buyer Indemnified Party or Equity Holder Indemnified Party.
“Indemnity Escrow Amount” means an amount equal to the General Indemnity Escrow Amount plus the Specific Indemnity Escrow Amount.
“Indemnity Escrow Fund” has the meaning given to such term in the Escrow Agreement.
“Intellectual Property” means all of the following in any jurisdiction throughout the world (whether or not registered): (a) trademarks, service marks, trade dress, trade names, logos, including all variations, derivations and combinations thereof, (b) Internet domain names, Internet websites and URLs; (c) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications; (d) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for, all improvements to the inventions disclosed in each such registration, patent or patent application; (e) copyrights and copyrightable works, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights and copyrightable works, now or hereafter provided by law, regardless of the medium of fixation or means of expression; (f) industrial designs; (g) registrations and applications for any of the foregoing; (h) trade secrets, know-how (including manufacturing and production processes and techniques and research and development information) and confidential information; (i) computer software (including the Company Software); (j) any goodwill associated with each of the foregoing; (k) databases and data collections; (l) all rights in all of the foregoing provided by treaties, conventions and common law; and (m) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.
“International Plan” means any Company Benefit Plan that is not a US Plan.
“Knowledge of the Company” means the knowledge, after reasonable inquiry of their direct reports, of David Spaight, John Maxwell, Alan Findlater, Steve Barkyoumb, Wilbert Frieling, Nutan Gangrade, Jon Galli and Andrew Nathanson.
“Law” means any transnational, domestic or foreign statutes, rules, codes, regulations, ordinances or orders, injunctions, judgments, decrees, rulings, policies or other similar requirements of, or issued enacted, adopted, promulgated or applied by applicable Governmental Entities.
“Legal Dispute” means any action, suit or proceeding between or among the Parties arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Agreement or any related document.

“Licensed Intellectual Property” means all Intellectual Property owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to any Group Company or for which any Group Company has obtained a covenant not to be sued.
“Licenses” means all licenses, permits (including environmental, construction and operation permits), franchises, registrations, clearances, notifications, approvals, authorizations and certificates issued by any Governmental Entity.
“Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions, options, rights of way, easements and encumbrances of any kind.
“Loss” means any damages, costs, expenses, penalties or fines, including reasonable attorney’s fees and expenses and any expenses of investigation or remediation and including any costs or expenses in connection with any settlement, resolution or collections; provided that in no event will Loss include (a) any punitive or special damages, except to the extent paid to a third party, or (b) any amounts relating to unfunded pension liabilities in France.
“Lower Target Net Working Capital” means negative $1,570,203.00.
“Managerial Assistance Agreement” means the Managerial Assistance Agreement, dated as of April 23, 2012, by and among WIL Research Company, Inc., WIL U.S. Acquisition, Inc., WIL Research Laboratories, LLC, QS Pharma LLC, WRH, Inc., WIL Intermediate Holding, Inc., Biotechnics, LLC, Midwest BioResearch, LLC and American Capital, Ltd.
“Material Adverse Effect” means any change, development or occurrence that is or would reasonably be expected to be materially adverse to (i) the business, assets, operations, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, that, for purposes of this clause (i), the term “Material Adverse Effect” shall not include any change, development or occurrence to the extent caused by (a) changes or proposed changes in laws, regulations or interpretations thereof or decisions by a court of relevant jurisdiction or any Governmental Entity, (b) changes or proposed changes in GAAP, (c) actions or omissions of the Group Companies required to be taken by this Agreement or taken with the prior written consent of Buyer pursuant to this Agreement, (d) general economic conditions, including changes in the credit, debt, financial, or capital markets (including changes in interest or exchange rates, prices of any security or market index or any disruption of such markets), in each case, in the United States or anywhere else in the world, (e) events or conditions generally affecting the industries in which the Group Companies operate, (f) global, national or regional political conditions, including national or international hostilities, acts of terror or acts of war, sabotage or terrorism or military actions or any escalation or worsening of any hostilities, acts of war, sabotage or terrorism or military actions, (g) pandemics, earthquakes, hurricanes, tornados or other natural disasters, (h) the announcement or pendency of this Agreement or the transactions contemplated hereby or the identity of Buyer in connection with the transactions contemplated hereby or (i) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided, that (x) the matters described in clauses (b), (d), (e), (f) and (g) shall be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate, adverse impact on the business, assets, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the same business as the Group Companies and (y) clause (i) will not prevent a determination that any change or effect underlying any such change or failure, as applicable, has resulted in a Material Adverse Effect, to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement.
“Net Working Capital” means (a) the consolidated current assets of the Group Companies (excluding Cash and Cash Equivalents, intercompany accounts and any income Tax-related assets), minus (b) the consolidated current liabilities of the Group Companies (excluding any Indebtedness, intercompany accounts, any income Tax related liabilities and any Company Transaction Expenses), in each case, as of immediately prior to the Closing and calculated in accordance with the guidelines and including only those line items set forth on Exhibit D.
“Net Working Capital Adjustment” means the amount (which may be negative) equal to: (a) if the Net Working Capital is greater than the Upper Target Net Working Capital, an amount equal to the Net Working Capital minus the Upper Target Net Working Capital; (b) if the Net Working Capital is less than the Lower Target Net Working Capital, an amount equal to the Net Working Capital minus the Lower Target Net Working Capital; or (c) if the Net Working Capital is greater than the Lower Target Net Working Capital and less than the Upper Target Net Working Capital, an amount equal to $0.00.
“Option” has the meaning set forth in an Option Agreement.
“Option Agreement” means an option certificate pursuant to which an Option Holder has been granted Options by the Company, a list of which is set forth on Schedule 3.3(a).
“Option Holder” means a holder of Options.
“Ordinary Course” means the ordinary course of business of the Group Companies consistent with past practice.
“Organizational Documents” means, as applicable, (a) the certificate of incorporation, formation or organization (b) deed of incorporation, (c) articles of association, (d) bylaws, (e) any charter, limited liability company agreement, partnership agreement or similar document adopted or filed in connection with the creation, formation or organization of a Person, and (f) any amendment to any of the foregoing.
“Owned Intellectual Property” means all Intellectual Property owned (or purported to be owned) by and Group Company.
“Paid Indebtedness” means the Indebtedness of the type set forth in clauses (a) and (b) of the definition of “Indebtedness,” including the Indebtedness set forth on Schedule I.
“Payoff Letters” means the payoff letters, each in a form and substance reasonably acceptable to Buyer, from each lender of Paid Indebtedness evidencing the aggregate amount of such Closing Indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such Indebtedness on the Closing Date) and an agreement that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Closing Indebtedness shall be repaid in full, no Group Company will have any further obligation or liability under such Indebtedness and that all Liens relating to such Indebtedness will be terminated and released.
“Pension Liability Amount” means an amount equal to $3,500,000.
“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been made on the Company’s consolidated balance sheet in accordance with GAAP, (b) statutory Liens of landlords with respect to Leased Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen, and repairmen incurred in the Ordinary Course and not yet due and payable, (d) in the case of Real Property, (i) zoning, building, or other land use restrictions regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such Real Property and (ii) covenants, rights of way, encumbrances, easements and other similar matters of record affecting title to the Real Property, in each case, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by the applicable Group Company, (e) Liens securing the Indebtedness of any Group Company that will be terminated at or prior to Closing, (f) in the case of Intellectual Property, third party license agreements entered into in the Ordinary Course, and (g) Liens incurred pursuant to capital lease obligations of the Group Companies securing payments thereunder.

“Per Share Amount” means an amount, if positive, equal to (a) the Merger Consideration plus the Aggregate Option Exercise Price minus the Indemnity Escrow Amount minus the Adjustment Escrow Amount minus the Aggregate Liquidation Amounts, divided by (b) the number of Fully Diluted Shares as of the Closing Date.
“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.
“Personal Data” means all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Group Companies, is capable of identifying an individual).
“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.
“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.
“Preferred Stock” means the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock.
“Pro Rata Amount” means, with respect to the distribution of the Closing Date Proceeds pursuant to a particular subclause (i.e., subclauses (i) through (v)) of Section 2.2(b), a number expressed as a percentage, not to exceed 100%, equal to (a) the remaining amount of the Closing Date Payment Amount available for distribution after giving effect to all distributions under the preceding subclauses of Section 2.2(b), if any, divided by (b) the aggregate amount of the Series A Liquidation Amounts, the Series B Liquidation Amounts, the Series C Liquidation Amounts, the Series D Liquidation Amounts, or the Series E Liquidation Amounts, as applicable.
“Pro Rata Percentage” means, (i) with respect to any Stockholder, the percentage equal to the aggregate number of all outstanding shares of Common Stock held by such Stockholder immediately prior to the Effective Time assuming conversion of all shares of Preferred Stock into shares of Common Stock divided by the number of Fully Diluted Shares immediately prior to the Effective Time; (ii) with respect to any Option Holder, the percentage equal to the aggregate number of all outstanding shares of Common Stock underlying all outstanding In-the-Money Options held by such Option Holder immediately prior to the Effective Time divided by the number of Fully Diluted Shares immediately prior to the Effective Time; and (iii) with respect to any Equity Holder, the percentage equal to the aggregate number of all outstanding shares of Common Stock held by such Equity Holder immediately prior to the Effective Time assuming, if applicable, conversion of all shares of Preferred Stock into shares of Common Stock and exercise of all outstanding In-the-Money Options held by such Equity Holder divided by the number of Fully Diluted Shares immediately prior to the Effective Time.
“Real Property” means collectively, the Owned Real Property and the Leased Real Property.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment.
“Representatives” of any Person shall mean such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.
“SAR Closing Payment Amount” shall mean the aggregate amount payable at the Closing to the SAR Participants pursuant to SAR Units.
“SAR Participants” shall mean the participants who have been issued SAR Units.

“SAR Plan” means the 2010 Executive Incentive Compensation Plan of the Company.
“SAR Units” means appreciation units issued under the SAR Plan.
“Schedules” means the disclosure schedules to this Agreement.
“Series A Liquidation Amount” means, with respect to each share of Series A Preferred Stock, an amount equal to $100 plus an amount equal to the accrued and unpaid dividends and distributions on such share of Series A Preferred Stock, whether or not declared, to the date of payment, including for any partial monthly period, calculated in accordance with the Company Certificate.
“Series A Preferred Stock” means the Series A Convertible Preferred Stock, par value $0.001 per share, of the Company.
“Series A Preferred Stockholder” shall mean any holder of shares of Series A Preferred Stock.
“Series B Liquidation Amount” means, with respect to each share of Series B Preferred Stock, an amount equal to $100 plus an amount equal to the accrued and unpaid dividends and distributions on such share of Series B Preferred Stock, whether or not declared, to the date of payment, including for any partial monthly period, calculated in accordance with the Company Certificate.
“Series B Preferred Stock” means the Series B Convertible Preferred Stock, par value $0.001 per share, of the Company.
“Series B Preferred Stockholder” shall mean any holder of shares of Series B Preferred Stock.
“Series C Liquidation Amount” means, with respect to each share of Series C Preferred Stock, an amount equal to $100 plus an amount equal to the accrued and unpaid dividends and distributions on such share of Series C Preferred Stock, whether or not declared, to the date of payment, including for any partial monthly period, calculated in accordance with the Company Certificate.
“Series C Preferred Stock” means the Series C Convertible Preferred Stock, par value $0.001 per share, of the Company.
“Series C Preferred Stockholder” shall mean any holder of shares of Series C Preferred Stock.
“Series D Liquidation Amount” means, with respect to each share of Series D Preferred Stock, an amount equal to $100 plus an amount equal to the accrued and unpaid dividends and distributions on such share of Series D Preferred Stock, whether or not declared, to the date of payment, including for any partial monthly period, calculated in accordance with the Company Certificate.
“Series D Preferred Stock” means the Series D Convertible Preferred Stock, par value $0.001 per share, of the Company.
“Series D Preferred Stockholder” shall mean any holder of shares of Series D Preferred Stock.
“Series E Liquidation Amount” means, with respect to each share of Series E Preferred Stock, an amount equal to $100 plus an amount equal to the accrued and unpaid dividends and distributions on such share of Series E Preferred Stock, whether or not declared, to the date of payment, including for any partial monthly period, calculated in accordance with the Company Certificate.
“Series E Preferred Stock” means the Series E Convertible Preferred Stock, par value $0.001 per share, of the Company.

“Series E Preferred Stockholder” shall mean any holder of shares of Series E Preferred Stock.
“Service Provider” means any director, officer, employee or individual independent contractor of any Group Company.
“Specific Indemnity Escrow Amount” means an amount determined pursuant to Schedule A-2.
“Specific Indemnity Escrow Fund” has the meaning given to such term in the Escrow Agreement.
“Stockholders Agreement” means the Stockholders Agreement of the Company, dated as of July 17, 2007, and as amended by Amendment No. 1 to the Company Stockholders Agreement, dated as of August 28, 2013.
“Stockholder Approval” means the approval of the Merger pursuant to Section 251 of the DGCL and the Company’s Organizational Documents.
“Stockholders” means the holders of Company Stock.
“Stock Option Plans” means the Company’s 2007 Long-Term Incentive Plan.
“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.
“Subsidiary or Subsidiaries” means any Person of which the Company (or other specified Person) shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise have the power to elect a majority of the board of directors or similar governing body.
“Target Net Working Capital” means negative $570,203.00.
“Tax Liability Amount” means an amount equal to $2,000,000.
“Taxes” means all federal, state, local or non-U.S. taxes, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, stamp, transfer, registration, sales, use, excise, gross receipts, value-added and all other taxes and similar charges, fees, duties or levies of any kind whatsoever, including any Escheat Payment, in each case, whether disputed or not, and any additional amounts, interest or penalties imposed by any Governmental Entity with respect to any such taxes or similar charges, fees, duties or levies.
“Tax Return” means any report, return, declaration, claim for refund or information return or statement or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes.
“Transaction Tax Benefit Amount” means an amount equal to $8,000,000.
“Treasury Regulations” means the Income Tax Regulations promulgated under the Code.
“Upper Target Net Working Capital” means $429,797.00.
“US Plan” means any Company Benefit Plan that covers Service Providers located primarily within the United States.
“WARN” means the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

Additionally, each of the following terms is defined in the Section set forth opposite such term:
Term    Section

2015 Audited Financials        6.3(e)
Accounting Firm        2.8(d)
Administrative Costs        10.14(a)
Agreement        Preamble
Bank Accounts        3.25(a)
Buyer        Preamble
Buyer Closing Certificate        6.2(c)
Buyer Losses        9.1
Capex Budget        5.1(b)(v)
Certificate of Merger        1.2
Certificates        2.6(a)(i)
Closing        7.1
Closing Audit Support Amount        2.8(b)
Closing Cash        2.8(b)(ii)
Closing Company Transaction Expenses        2.8(b)(iv)
Closing Date        7.1
Closing Date Certificate        2.1(b)
Closing Date Payment Amount        2.2(b)
Closing Date Payment Certificate        2.1(a)
Closing Indebtedness        2.8(b)(iii)
Closing Net Working Capital        2.8(b)(i)
Closing Threshold Date        7.1
Company        Preamble
Company Closing Certificate        6.3(c)
Company Intellectual Property        3.10(a)
Company Material Contract        3.12(a)
Deductible Amount        9.5(a)(ii)
De Minimis Threshold        9.5(a)(i)
DGCL        Recitals
Due Diligence Materials        4.9(a)
D&O Tail Premium        5.5(b)
Effective Time        1.2
Enterprise Value        2.2(a)(i)
Estimated Closing Company Transaction Expenses        2.1(b)
Estimated Merger Consideration Amount        2.1(b)(vi)
Excluded Employment Agreements        3.12(a)(ix)
FCPA        3.26(a)
Financial Statements        3.6(a)
Financing        5.10(a)
French VDA Process        5.4(h)
In-the-Money Options        2.5(d)
Indemnified Party        9.3(a)
Indemnified Persons        5.5(a)
Interim Balance Sheet        3.6(a)
Interim Financial Statements        3.6(a)
Initial Claims Period        9.4(a)(i)
IRS        3.17(b)(iii)
Lease        3.9(e)
Leased Real Property        3.9(d)
Letter of Transmittal        2.6(a)(i)

Merger        Recitals
Merger Consideration        2.2(a)
Merger Consideration Adjustment        2.8(a)
Merger Sub        Preamble
NLRB        3.18(a)
Nonparty Affiliates        10.18
Notice of Disagreement        2.8(c)
Option Payment        2.5(d)
Outside Date        8.1(f)
Owned Real Property        3.9(a)
Parties        Preamble
Party        Preamble
Paying Agent        2.2(c)
Preliminary Closing Statement        2.8(b)
Prior Actions        3.11(b)
Product and Professional Liability Tail Premium        5.12
Related Party        3.21
Section 262 Notice        5.7(b)(ii)
Stockholder Notices        5.7(b)(i)
Stockholders’ Representative        Preamble
Support Agreement        Recitals
Surviving Corporation        1.1
Tax Contests        5.4(b)(ii)
Tax Losses        5.4(a)
Terminating Buyer Breach        8.1(c)(i)
Terminating Company Breach        8.1(b)(i)
Termination Fee        8.3
Third Party Claim        9.3(a)
Top 20 Clients        3.22(a)
Top 20 Vendors        3.22(a)
Upward Adjustment        2.8(f)(ii)
Vested Option        2.5(d)
WRE        3.17(d)